Exhibit 2.5

AGREEMENT AND PLAN OF MERGER

dated as of

May 10, 2007

by and among

MEDICAL STAFFING NETWORK HOLDINGS, INC.,

MEDICAL STAFFING NETWORK, INC.,

GREENHOUSE ACQUISITION SUB, INC.,

INTELISTAF HOLDINGS, INC.,

and

TC GROUP, L.L.C.

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ARTICLE III. REPRESENTATIONS AND WARRANTIES OF MSN, ACQUIROR AND MERGER SUB		26

3.1	Corporate Organization.	26
3.2	Due Authorization.	26
3.3	No Conflict.	26
3.4	Litigation and Proceedings.	27
3.5	Governmental Authorities; Consents.	27
3.6	Financial Ability.	27
3.7	Brokers’ Fees.	27
3.8	No Outside Reliance.	27
3.9	Acquisition of Interests for Investment.	28
3.10	Relationship with MSN.	28

ARTICLE IV. COVENANTS OF THE COMPANY		28

4.1	Conduct of Business.	28
4.2	Unaudited Financials.	30
4.3	Inspection.	30
4.4	HSR Act.	31
4.5	Maintenance of Assets.	31
4.6	No Solicitations.	31
4.7	Notice of Actions.	31
4.8	Information Statement.	32
4.9	Payoff Letters.	32
4.10	Third Party Consents.	32
4.11	Employee Plans.	32

ARTICLE V. COVENANTS OF ACQUIROR		33

5.1	HSR Act.	33
5.2	Indemnification and Insurance.	33

ARTICLE VI. JOINT COVENANTS		34

6.1	Confidentiality.	34
6.2	Support of Transaction.	34

ARTICLE VII. CLOSING		35

7.1	Filing of Certificate of Merger.	35
7.2	Closing.	35

ARTICLE VIII. CONDITIONS TO OBLIGATIONS		35

8.1	Conditions to Obligations of Acquiror, Merger Sub and the Company.	35
8.2	Conditions to Obligations of Acquiror and Merger Sub.	36
8.3	Conditions to the Obligations of the Company.	36

ARTICLE IX. CONSUMMATION OF CLOSING		37

9.1	Company Closing Deliveries.	37
9.2	Acquiror Closing Deliveries.	37

ARTICLE X. TERMINATION/EFFECTIVENESS		38

10.1	Termination.	38
10.2	Effect of Termination.	39

ARTICLE XI. INDEMNIFICATION		39

11.1	Survival.	39
11.2	Indemnification by the Escrow Participants.	39
11.3	Indemnification by Acquiror.	41
11.4	Procedures for Indemnification.	42
11.5	Satisfaction of Indemnification Claims.	43
11.6	Obligation to Mitigate.	44
11.7	Exclusive Remedy.	44

ARTICLE XII. CERTAIN DEFINITIONS		45

ARTICLE XIII. HOLDER REPRESENTATIVE		52

13.1	Designation and Replacement of Holder Representative.	52
13.2	Authority and Rights of Holder Representative; Limitations on Liability.	52

ARTICLE XIV. MISCELLANEOUS		53

14.1	Waiver.	53
14.2	Notices.	54
14.3	Assignment.	55
14.4	Rights of Third Parties.	55
14.5	Expenses.	55
14.6	Governing Law.	56
14.7	Captions; Signatures; Counterparts.	56
14.8	Schedules and Annexes.	56
14.9	Construction; Severability.	56
14.10	Entire Agreement; Binding Effect.	57
14.11	Amendments.	57
14.12	Publicity.	57
14.13	Specific Performance.	58
14.14	Consent to Jurisdiction; Waiver of Jury Trial.	58

SCHEDULES

Schedule 2.1—Foreign Jurisdictions

Schedule 2.2—Subsidiaries of the Company

Schedule 2.4—Exceptions to No Conflicts Representation

Schedule 2.5—Governmental Authorities; Consents

Schedule 2.6(a)—Capitalization of the Company

Schedule 2.6(b)—Options, Etc.

Schedule 2.6(c)—Agreements Related to Company Common Stock

Schedule 2.7—Capitalization of Subsidiaries

Schedule 2.8—Financial Statements

Schedule 2.9—Exceptions to No Undisclosed Liabilities Representation

Schedule 2.10—Litigation; Orders

Schedule 2.11—Legal Compliance

Schedule 2.12—Material Contracts

Schedule 2.13—Employee Benefits

Schedule 2.13(b)(vii)—Acceleration of Benefits

Schedule 2.14(a)—Labor Relations

Schedule 2.14(b)—Material Employment Agreements

Schedule 2.14(c)—Labor Law Compliance

Schedule 2.15— Tax Matters

Schedule 2.16—Brokers’ Fees

Schedule 2.17—Insurance

Schedule 2.18—Licenses, Permits, and Authorizations

Schedule 2.19—Exceptions to Title to Machinery, Equipment, and Other Property

Schedule 2.20—Real Property

Schedule 2.21—Intellectual Property

Schedule 2.22—Environmental Matters

Schedule 2.23—Affiliate Transactions

Schedule 2.24—Material Change

Schedule 2.25—Top Ten Customers

Schedule 2.26—Loans and Advances

Schedule 3.5—Governmental Authorities; Consents (Acquiror)

Schedule 3.7—Brokers’ Fees

Schedule 4.1—Conduct of Business

ANNEXES

Annex A – Certificate of Merger

Annex B – Adjustment Escrow Agreement

Annex C – Indemnification Escrow Agreement

Annex D – Voting Agreement

v

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of May 10, 2007, is entered into by and among MEDICAL STAFFING NETWORK HOLDINGS, INC., a Delaware corporation (“MSN”) solely for the purposes of Section 3.10 of this Agreement, MEDICAL STAFFING NETWORK, INC., a Delaware corporation (“Acquiror”), GREENHOUSE ACQUISITION SUB, INC., a Delaware corporation and a direct or indirect wholly-owned subsidiary of Acquiror (“Merger Sub”), INTELISTAF HOLDINGS, INC., a Delaware corporation (the “Company”) and TC GROUP, L.L.C., a Delaware limited liability company (“TC Group”), solely in its capacity as the initial Holder Representative hereunder.

PLAN OF MERGER

A. Acquiror, Merger Sub and the Company (Merger Sub and the Company sometimes being referred herein to as the “Constituent Corporations”) are hereby adopting a plan of merger, providing for the merger of Merger Sub with and into the Company, with the Company being the surviving corporation. This merger (the “Merger”) will be consummated as of the Effective Time of the Merger (as defined below) in accordance with this Agreement and evidenced by a Certificate of Merger between Merger Sub and the Company in substantially the form of Annex A hereto (the “Certificate of Merger”).

B. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving corporation in the Merger (hereinafter referred to for the periods from and after the Effective Time of the Merger as the “Surviving Corporation”), shall continue its corporate existence under the Delaware General Corporation Law (the “DGCL”) as a wholly-owned subsidiary of Acquiror.

C. From and after the Effective Time of the Merger, the Surviving Corporation shall possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of the Constituent Corporations, and shall become subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; and all rights, privileges, powers and franchises of each Constituent Corporation, and all property, real, personal and mixed, and all debts due to each such Constituent Corporation, on whatever account, and all choses in action belonging to each such corporation, shall become vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the Surviving Corporation as they are of the Constituent Corporations; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Constituent Corporations shall not revert or become in any way impaired by reason of the Merger; but all Liens upon any property of either Constituent Corporation shall attach to the Surviving Corporation and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the DGCL.

D. At the Effective Time of the Merger, (i) the certificate of incorporation and bylaws of the Surviving Corporation shall be the certificate of incorporation and bylaws of Merger Sub as in effect immediately prior to the Effective Time of the Merger, until thereafter amended as provided therein and under the DGCL and (ii) the directors and officers of the Surviving Corporation shall be the directors and officers of Merger Sub immediately prior to the Effective Time of the Merger, to serve in each case until their successors have been elected or appointed and qualified in the manner provided in the certificate of incorporation and bylaws of the Surviving Corporation or as otherwise provided by Law.

E. As an inducement to the parties to enter into this Agreement, the Principal Stockholders have entered into a voting agreement (the “Voting Agreement”) dated the date of this Agreement and attached as Annex D hereto, pursuant to which each of the stockholders of the Company party thereto agrees, among other things, to vote its Common Shares in favor of the Merger and this Agreement.

F. For certain limited purposes, and subject to the terms set forth herein, the Holder Representative shall serve as a representative of the holders of Company Common Stock, In-the-Money Options, and Warrants.

G. Certain capitalized terms used herein have the meanings ascribed to such terms in Article XII hereof.

AGREEMENT

In order to consummate the Merger, and in consideration of the mutual agreements hereinafter contained, Acquiror, Merger Sub and the Company agree as follows:

ARTICLE I.

THE MERGER

1.1 Payment of Merger Consideration

(a) At the Closing, in consideration for the Merger, Acquiror shall pay to an exchange agent (the “Exchange Agent”) selected by the Company and reasonably acceptable to Acquiror, by wire transfer of immediately available funds, an amount (the “Funding Amount”) equal to (i) the Merger Consideration, determined after giving effect to the adjustments and using the estimates provided for in Section 1.4 but prior to giving effect to the adjustments provided for in Section 1.5 hereof, minus (ii) the aggregate portion of the Merger Consideration that would be paid to all Dissenting Stockholders in respect of the shares of Company Common Stock held by such Dissenting Stockholders upon consummation of the Merger if they had not exercised their rights under Section 262 of the DGCL with respect to such shares.

(b) The term “Merger Consideration” shall mean an amount in cash (which shall be subject to adjustment in accordance with Sections 1.4 and 1.5) equal to (i) Ninety-Two Million Dollars ($92,000,000.00), minus (ii) the Closing Date Funded Debt, minus (iii) the Severance Payments, plus (iv) the Closing Date Cash and Cash Equivalents, minus (v) the amount of Holder Allocable Expenses paid by Acquiror to the Holder Representative at Closing in accordance with Section 1.6, minus (vi) the amount actually paid by Acquiror prior to the Closing pursuant to Section 1 of the Founder Stock Purchase Agreement. For purposes of calculating the Merger Consideration and for all other purposes hereunder the following terms shall have the following meanings:

“Closing Date Cash and Cash Equivalents” shall mean the aggregate amount of Cash and Cash Equivalents of the Company and its Subsidiaries as of the Closing determined on a consolidated basis, without giving effect to the consummation of the Merger or the financing transactions in connection therewith.

“Closing Date Funded Debt” shall mean the aggregate amount of Funded Debt of the Company and its Subsidiaries as of the Closing determined on a consolidated basis without giving effect to the consummation of the Merger or the financing transactions in connection therewith.

(c) Upon payment by Acquiror to the Exchange Agent of the Funding Amount, each of Acquiror, Merger Sub and the Surviving Corporation shall be deemed to have satisfied its obligations to make payments in respect of the Merger other than (i) the obligation, if any, of the Surviving Corporation to make payments required by Section 1.5 hereof, (ii) the obligation of the Surviving Corporation to make payments to Dissenting Stockholders, if any, following the Effective Time of the Merger, and (iii) payment by Acquiror to the Holder Representative of the estimated Holder Allocable Expenses pursuant to Section 1.6 hereof.

1.2 Effective Time of Merger. At the Closing, Acquiror, Merger Sub and the Company shall cause the Certificate of Merger to be executed and filed with the Secretary of State of Delaware as provided in Section 251 of the DGCL. For purposes of this Agreement, the “Effective Time of the Merger” shall mean the time at which the Certificate of Merger has been duly filed in the Office of the Secretary of State of Delaware and has become effective in accordance with the DGCL.

1.3 Effect of Merger.

(a) At the Effective Time of the Merger, by virtue of the Merger and without any action on the part of any holder of Company Common Stock, each share (a “Common Share”) of Company Common Stock that is then issued and outstanding (other than shares of Company Common Stock, if any, (i) held in the treasury of the Company, which treasury shares shall be canceled as part of the Merger, (ii) held immediately prior to the Effective Time by Acquiror or its Subsidiaries, which shares shall be canceled as part of the Merger, and (iii) held by Persons who object to the Merger and comply with the provisions of the DGCL concerning the rights of holders of Company Common Stock to dissent from the Merger and require appraisal of their shares of Company Common Stock (“Dissenting Stockholders”), which shares will not constitute “Common Shares” hereunder) shall be converted into the right to receive a portion of the Merger Consideration in accordance with this Agreement. After the Effective Time of the Merger, the Merger Consideration shall be paid to each holder of an outstanding certificate or certificates for Common Shares (the “Certificates”), upon surrender of such Certificates to the Exchange Agent in accordance with the Company’s certificate of incorporation in effect on the date hereof; provided, however, a portion of the Merger Consideration otherwise payable to each holder of Common Shares equal to (x) the Adjustment Escrow Amount multiplied by (y) such holder’s Adjustment Escrow Percentage shall be held in escrow in accordance with Section 1.5(d) and a portion of the Merger Consideration otherwise payable to each holder of Common Shares equal to (x) the Indemnification Escrow Amount multiplied by (y) such holder’s Indemnification Escrow Percentage shall be held in escrow in accordance with Section 11.5(a).

(b) At the Effective Time of the Merger, by virtue of the Merger and without any action on the part of any holder of vested options to purchase shares of Class C Common Stock (including any options which vest as a result of the Merger) that are then outstanding and have a per share exercise price that is less than the portion of the Merger Consideration payable to the holder of one share of Class C Common Stock (such options being referred to as the “In-the-Money Options”), shall thereupon be converted into and become the right to receive a portion of the Merger Consideration in accordance with this Agreement. After the Effective Time of the Merger, upon delivery of a Holder Acknowledgment to the Exchange Agent, each holder of In-the-Money Options shall be entitled to receive from the Exchange Agent in exchange therefor an amount in cash equal to the product of (i) the excess of (A) the portion of the Merger Consideration payable to the holder of one share of Class C Common Stock, over (B) the applicable exercise price per share of such In-the-Money Option, multiplied by (ii) the aggregate number of shares of Class C Common Stock issuable upon exercise in full of all In-the-Money Options held by such holder; provided, however, that any payment with respect to In-the-Money Options held by employees of the Company or its Subsidiaries (“Employee Options”) shall be reduced by the amount of any taxes required to be withheld under applicable Law with respect to such payments and amounts so withheld shall be paid by the Exchange Agent to the Surviving Corporation for disbursement to the applicable Governmental Authority. Prior to the Effective Time, the board of directors of the Company shall take such action as may be necessary to cause all options to purchase shares of Company Common Stock that are not In-the-Money Options to be terminated effective as of the Effective Time.

(c) At the Effective Time of the Merger, by virtue of the Merger and without any action on the part of any holder of warrants to purchase shares of Class B Common Stock that are then outstanding (such warrants being referred to as the “Warrants”), shall thereupon be converted into and become the right to receive a portion of the Merger Consideration in accordance with this Agreement. After the Effective Time of the Merger, upon delivery of a Holder Acknowledgment to the Exchange Agent, each holder of Warrants shall be entitled to receive from the Exchange Agent in exchange therefor an amount in cash equal to the product of (i) the excess of (A) the portion of the Merger Consideration payable to the holder of one share of Class B Common Stock, over (B) the applicable exercise price per share of such In-the Money Warrant, multiplied by, (ii) the aggregate number of shares of Class B Common Stock issuable upon exercise in full of all Warrants held by such holder.

(d) At the Effective Time of the Merger, by virtue of the Merger and without any action on the part of Acquiror or Merger Sub, each share of common stock, par value $0.01 per share, of Merger Sub shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

(e) At the Effective Time of the Merger, by virtue of the Merger and without any action on the part of the Company, each share of preferred stock, par value $0.01 per share, of the Company (“Company Preferred Stock”) shall be cancelled as part of the Merger.

1.4 Estimated Working Capital Adjustment.

(a) Within ten (10) Business Days prior to the Closing Date, and in no event less than two (2) Business Days before the Closing Date, the Company shall deliver to Acquiror a certificate signed by an officer of the Company setting forth the Company’s good faith estimate of (i) the Closing Date Net Working Capital (as defined below) (the “Estimated Closing Date Net Working Capital”), (ii) the aggregate amount of all Funded Debt of the Company and its Subsidiaries as of the Closing (the “Estimated Closing Date Funded Debt”), and (iii) the Cash and Cash Equivalents of the Company and its Subsidiaries as of the Closing (the “Estimated Closing Date Cash and Cash Equivalents”). The Company shall, at Acquiror’s request, provide reasonably detailed support for its calculations of the Estimated Closing Date Net Working Capital, Estimated Closing Date Funded Debt and Estimated Closing Date Cash and Cash Equivalents, but Acquiror shall not have the right to dispute such amounts for purposes of calculating the Funding Amount.

(b) The “Estimated Adjustment Amount,” which may be positive or negative, shall mean (i) the Estimated Closing Date Net Working Capital, minus (ii) Fourteen Million Four Hundred Eighty-Eight Thousand Dollars ($14,488,000.00). If the Estimated Adjustment Amount is a positive number, then the Funding Amount will be increased by the Estimated Adjustment Amount, and if the Estimated Adjustment Amount is a negative number, the Funding Amount will be decreased by the absolute value of the Estimated Adjustment Amount.

1.5 Adjustment to Merger Consideration.

(a) As soon as reasonably practicable following the Closing Date, and in any event within ninety (90) calendar days thereof, Acquiror shall cause the Surviving Corporation to prepare and deliver to the Holder Representative (i) a consolidated balance sheet of the Company and its Subsidiaries as of the Closing (the “Closing Balance Sheet”), (ii) a calculation of Net Working Capital as set forth on the Closing Balance Sheet (the “Closing Date Net Working Capital”), (iii) a calculation of the Closing Date Funded Debt as set forth on the Closing Balance Sheet and (iv) a calculation of Cash and Cash Equivalents of the Company as set forth on the Closing Balance Sheet. The Closing Balance Sheet shall be prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a basis consistent with, and using the same judgments, practices and procedures as were used in the preparation of, the Audited Financial Statements, and shall fairly present the consolidated financial position of the Company and its Subsidiaries as of the Closing without giving effect to the Merger (including any purchase accounting adjustments required to be made as a result thereof) or the financing transactions in connection therewith. “Net Working Capital” as of any date shall mean (1) the consolidated current assets (excluding Cash and Cash Equivalents and any deferred Tax asset) of the Company and its Subsidiaries as of such date, minus (2) the consolidated current liabilities (excluding the current portion of Funded Debt and any deferred Tax liability) of the Company and its Subsidiaries as of such date. Notwithstanding any other provision of this Agreement, for the purpose of determining the Closing Date Net Working Capital, (A) all reserves on the Closing Balance Sheet (regardless of whether any such reserve is recorded as an offset to a current asset’s carrying value or is included as an accrued liability in the Closing Balance Sheet), including without limitation, all accruals with respect to liabilities related to workers’ compensation, medical claims, and professional and general liability insurance under self-insured retention and deductible programs, shall be calculated using the same methodology and normal course accounting practices as were used to calculate such reserves on the Interim Financial Statements and shall not reflect any changes in reserves with respect to matters disclosed in the Company Financial Statements (including the notes thereto) or the disclosure schedules attached hereto, other than such changes as are attributable to changes in facts and circumstances occurring after the date of the Interim Financial Statements, (B) the Closing Date Net Working Capital will be adjusted to remove the effects, if any, resulting from any change in the assets or liabilities of the Company and its consolidated Subsidiaries during the period from the date of the Interim Financial Statements through the Closing Date resulting from a change in GAAP, regardless of whether or not otherwise required to be made, except as agreed to between Acquiror and the Holder Representative, (C) whether or not in accordance with GAAP, any deferred Tax asset (including any reserve or other contra account with respect thereto) or deferred Tax liability on the Closing Balance Sheet shall be accrued at the same amount as such asset or liability, as the case may be, on the unaudited consolidated balance sheet of the Company and its Subsidiaries included in the Interim Financial Statements, and (D) no liability will be accrued on the Closing Balance Sheet with respect to the Severance Payments, whether or not in accordance with GAAP .

(b) Upon delivery of the Closing Balance Sheet, Acquiror will provide the Holder Representative and its accountants and other advisors access to the books and records and employees of the Surviving Corporation and its Subsidiaries (including any work papers used to prepare the Closing Balance Sheet) to the extent reasonably related to the Holder Representative’s evaluation of the Closing Balance Sheet and the calculation of Closing Date Net Working Capital, Closing Date Funded Debt, and Closing Date Cash and Cash Equivalents or the resolution of any dispute with respect thereto. If the Holder Representative disagrees with the calculation of the Closing Date Net Working Capital, the Closing Date Funded Debt, and/or the Closing Date Cash and Cash Equivalents, it shall notify Acquiror of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement, within forty-five (45) days after its receipt of the Closing Balance Sheet; provided, however that any such objection shall be limited to any failure on the part of the Surviving Corporation (i) to prepare the Closing Balance Sheet or (ii) to determine the Closing Date Net Working Capital, the Closing Date Funded Debt, and/or the Closing Date Cash and Cash Equivalents in accordance with the standards set forth in Section 1.5(a). In the event that the Holder Representative does not provide such a notice of disagreement within such forty-five (45) day period, the Holder Representative shall be deemed to have accepted the Closing Balance Sheet and the calculation of the Closing Date Net Working Capital, the Closing Date Funded Debt, and the Closing Date Cash and Cash Equivalents delivered by Acquiror, which shall be final, binding and conclusive for all purposes hereunder. In the event any such notice of disagreement is timely provided, Acquiror and the Holder Representative shall use commercially reasonable efforts for a period of thirty (30) days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the calculation of the Closing Date Net Working Capital, the Closing Date Funded Debt, and/or the Closing Date Cash and Cash Equivalents. If, at the end of such period, they are unable to resolve such disagreements, then an independent accounting firm of recognized national standing mutually selected by Acquiror and the Holder Representative (the “Auditor”) shall resolve any remaining disagreements. The Auditor shall determine as promptly as practicable, but in any event within thirty (30) days of the date on which such dispute is referred to the Auditor, whether the Closing Balance Sheet was prepared in accordance with the standards set forth in Section 1.5(a) and (only with respect to the remaining disagreements submitted to the Auditor) whether and to what extent (if any) the Closing Date Net Working Capital, the Closing Date Funded Debt, and/or the Closing Date Cash and Cash Equivalents require adjustment. The fees and expenses of the Auditor shall be paid one-half by Acquiror and one-half by the Holder Representative as a Holder Allocable Expense pursuant to Section 1.6 hereof. The determination of the Auditor shall be final, conclusive and binding on the parties. The date on which the Closing Date Net Working Capital, the Closing Date Funded Debt, and the Closing Date Cash and Cash Equivalents are finally determined in accordance with this Section 1.5(b) is hereinafter referred as to the “Determination Date.”

(c) The “Adjustment Amount,” which may be positive or negative, shall mean the sum of (i) the Closing Date Net Working Capital, minus the Estimated Closing Date Net Working Capital, plus (ii) the Estimated Closing Date Funded Debt, minus the Closing Date Funded Debt plus (iii) the Closing Date Cash and Cash Equivalents, minus the Estimated Closing Date Cash and Cash Equivalents. If the Adjustment Amount is a positive number, then the Merger Consideration will be increased by the Adjustment Amount, and if the Adjustment Amount is a negative number, the Merger Consideration will be decreased by the absolute value of the Adjustment Amount.

(d) Notwithstanding the foregoing provisions of this ARTICLE I, on the Closing Date, $1,500,000.00 of the Merger Consideration (the “Adjustment Escrow Amount”) shall be paid by Acquiror to the Exchange Agent to be held in escrow pending determination of the Adjustment Amount. The Adjustment Escrow Amount shall be held and invested by the Exchange Agent as “Escrow Agent” in accordance with the terms of an escrow agreement in the form attached hereto as Annex B (the “Adjustment Escrow Agreement”). Upon final determination of the Adjustment Amount in accordance with Section 1.5(c) hereof, each of Acquiror and Holder Representative shall execute a joint written instruction to the Escrow Agent instructing the Escrow Agent to disburse the Adjustment Escrow Amount as set forth in this Section 1.5(d). If the Adjustment Amount is zero or a positive number, then within five (5) Business Days of the Determination Date, (i) the Escrow Agent shall pay to the holders of the Common Shares, In-the-Money Options and Warrants immediately prior to the Effective Time (pro rata, in accordance with their respective Adjustment Escrow Percentages) the Adjustment Escrow Amount, together with any interest earned thereon, and (ii) Acquiror shall pay to the Holder Representative for distribution to the holders of the Common Shares, In-the-Money Options and Warrants immediately prior to the Effective Time (pro rata, in accordance with their respective Adjustment Escrow Percentages), an amount in cash equal to the Adjustment Amount, together with interest thereon from the Closing Date to the date of payment at the prime rate of interest published in the “Money Rates” column of the Eastern Edition of The Wall Street Journal (or the average of such rates if more than one rate is indicated) on the Closing Date (the “Interest Rate”). If the Adjustment Amount is a negative number, then, promptly following the Determination Date, and in any event within five (5) Business Days of the Determination Date, (i) the Escrow Agent shall pay to Acquiror out of the Adjustment Escrow Amount an amount equal to the lesser of (x) the absolute value of the

Adjustment Amount, and (y) the Adjustment Escrow Amount, together with all interest earned on such amount, and (ii) if the absolute value of the Adjustment Amount is less than the Adjustment Escrow Amount, the Escrow Agent shall pay to the holders of the Common Shares, In-the-Money Options and Warrants immediately prior to the Effective Time (pro rata, in accordance with their respective Adjustment Escrow Percentages) the balance of the Adjustment Escrow Amount, together with any interest earned thereon. If the Adjustment Amount is a negative number and the absolute value of the Adjustment Amount is greater than the Escrow Amount, each of Acquiror and Holder Representative shall execute a joint written instruction to the Escrow Agent instructing the Escrow Agent to disburse to the Acquiror from the Indemnification Escrow Amount an amount equal to the amount by which the Adjustment Amount exceeds the Escrow Amount plus interest on such excess amount from the Closing Date to the date of payment at the Interest Rate. In no event shall the Holder Representative or any holder of Company Common Stock, In-the-Money Options and/or Warrants have any liability under this Section 1.5 in excess of such holders’ allocable share of the Adjustment Escrow Amount and such holders’ allocable share of the Indemnification Escrow Amount. Notwithstanding the foregoing, any distributions to the holders of In-the-Money-Options pursuant to this Section 1.5(d) shall be net of the amount of any Taxes required to be withheld from such distributions under applicable Law, and the amounts so withheld shall be paid over to the Surviving Corporation for payment by the Surviving Corporation to the applicable Governmental Authority as required by Law

1.6 Holder Allocable Expenses. On or prior to the Closing Date, the Holder Representative shall provide to Acquiror a written estimate setting forth in reasonable detail (which estimate shall include such reserves as the Holder Representative determines in good faith to be appropriate for any Holder Allocable Expenses that are not then known or determinable) the aggregate amount of the following fees and expenses that may be incurred by the Holder Representative on behalf of the Company and the holders of the Common Shares, In-the-Money Options and/or Warrants in connection with the preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby (but excluding any such fees or expenses incurred in connection with the financing thereof): (i) the fees and disbursements of the financial advisor and special outside counsel to the Company and/or the Holder Representative incurred in connection with the transactions contemplated hereby, (ii) the fees and expenses of any other agents, advisors, consultants and experts employed by the Company and/or the Holder Representative in connection with the Merger, (iii) any transaction fee payable to one or more Affiliates of the Holder Representative in connection with the Merger, (iv) the fees and expenses of the Escrow Agent to be paid by the Holder Representative under the Adjustment Escrow Agreement and the Indemnification Escrow Agreement and (v) the fees and expenses of the Exchange Agent for its services hereunder, and (vi) the expenses of the Holder Representative incurred in such capacity (the “Holder Allocable Expenses”). On the Closing Date, Acquiror shall pay to the Holder Representative cash in the amount of such estimated Holder Allocable Expenses and the Holder Representative shall assume such Holder Allocable Expenses to the extent incurred by the Company. Except as set forth below, whether or not paid on or prior to the Closing Date, no amount shall be accrued on the Closing Balance Sheet with respect to the Holder Allocable Expenses. In no event shall Acquiror or the Holder Representative be responsible for payment of Holder Allocable Expenses in excess of the cash amounts paid to the Holder Representative by Acquiror under this Section 1.6. To the extent any Holder Allocable Expense payable by the Company or its Subsidiaries is not included in such written estimate, such Holder

Allocable Expense shall be included as a liability on the Closing Balance Sheet whether or not such liability would be required to be accrued in accordance with GAAP if the Closing Balance Sheet has not already been delivered by the Acquiror.

1.7 Exchange Agent. Promptly following the date which is one year after the Effective Time of the Merger, Acquiror shall instruct the Exchange Agent to deliver to Acquiror all cash, Certificates and other documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties in its capacity as Exchange Agent shall terminate. Thereafter, each holder of a Certificate (other than Certificates representing Dissenting Common Shares) and each holder of In-the-Money Options and/or Warrants who has not delivered a Holder Acknowledgment may surrender such Certificate or deliver such Holder Acknowledgement to Acquiror and (subject to applicable abandoned property, escheat and similar laws) receive in consideration therefor, and Acquiror shall promptly pay, the portion of the Merger Consideration deliverable in respect thereof as determined in accordance with this ARTICLE I without any interest thereon.

1.8 Lost Certificate. In the event any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed in form and substance reasonably satisfactory to the Exchange Agent or the Acquiror (if the affidavit is delivered after the date on which the Exchange Agent’s duties have terminated as provided in Section 1.7) shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof as determined in accordance with this ARTICLE I.

1.9 Dissenting Common Shares. Notwithstanding the foregoing provisions of this ARTICLE I, Dissenting Common Shares shall not be converted into a right to receive the Merger Consideration and the holders thereof shall be entitled to such rights as are granted by Section 262 of the DGCL. Each holder of Dissenting Common Shares who becomes entitled to payment for such shares pursuant to Section 262 of the DGCL shall receive payment therefor from the Surviving Corporation in accordance with the DGCL; provided, however, that (i) if any such holder of Dissenting Common Shares shall have failed to establish such holder’s entitlement to appraisal rights as provided in Section 262 of the DGCL, or (ii) if any such holder of Dissenting Common Shares shall have effectively withdrawn such holder’s demand for appraisal of such shares or lost such holder’s right to appraisal and payment for such holder’s shares under Section 262 of the DGCL, such holder shall forfeit the right to appraisal of such shares and each such share shall not constitute a Dissenting Common Share and shall be treated as if it had been converted, as of the Effective Time of the Merger, into a right to receive from the Surviving Corporation the portion of the Merger Consideration deliverable in respect thereof as determined in accordance with this ARTICLE I, without any interest thereon.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Acquiror and Merger Sub as of the date of this Agreement as follows:

2.1 Corporate Organization of the Company. The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware and has the corporate power and authority to own or lease its properties and to conduct its business as it is now being conducted. The copies of the certificate of incorporation and bylaws of the Company previously made available by the Company to Acquiror are true, correct and complete. The Company is duly licensed or qualified and in good standing as a foreign corporation in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not have a Material Adverse Effect.

2.2 Corporate Organization of Subsidiaries. Set forth on Schedule 2.2 is a true and complete list of all Subsidiaries of the Company. Each Subsidiary of the Company has been duly formed and is validly existing under the laws of its jurisdiction of formation and has the corporate or other organizational power and authority to own or lease its properties and to conduct its business as it is now being conducted. The Company has previously provided to Acquiror copies of the organizational documents of all Subsidiaries of the Company. Such copies are true, correct and complete. Each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign corporation or limited liability company in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not have a Material Adverse Effect.

2.3 Due Authorization. The Company has all requisite corporate power and authority to execute and deliver this Agreement and (subject to the approvals discussed below) to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the Board of Directors of the Company, and, except for approval of this Agreement and the transactions contemplated hereby by the stockholders of the Company in accordance with the DGCL, no other corporate proceeding on the part of the Company is necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

2.4 No Conflict. Except as set forth in Schedule 2.4, the execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby does not and will not violate any provision of, or result in the breach of, any applicable Law, the certificate of incorporation, bylaws, as amended, or other organizational documents of the Company or any of its Subsidiaries, or any Material Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries may be bound, or of any order, judgment or decree applicable to any of them, or terminate or result in the termination of any such agreement, indenture or instrument, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, acceleration, termination or creation of a Lien or result in a violation or revocation of any required license, permit or approval from any Governmental Authority or other Person, except to the extent that the occurrence of any of the foregoing would not have (i) a material adverse effect on the ability of the Company to enter into and perform its obligations under this Agreement or (ii) a Material Adverse Effect.

2.5 Governmental Consents. Assuming the truth and completeness of the representations and warranties of Acquiror contained in this Agreement, no notice, consent, approval or authorization of, or designation, declaration, order or filing with, any Governmental Authority is required on the part of the Company with respect to the Company’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act, (ii) consents under, or novations with respect to, Contracts to which any Governmental Authority is a party, and (iii) as otherwise disclosed in Schedule 2.5.

2.6 Capitalization of the Company.

(a) The authorized capital stock of the Company consists solely of: (x) 500,000 shares of common stock, par value $0.01 per share, of which (i) 100,000 shares are Class A Common Stock, of which 53,530 shares are issued and outstanding as of the date hereof, (ii) 100,000 shares are Class B Common Stock, of which 33,119 shares are issued and outstanding as of the date hereof, (iii) 50,000 shares are Class C Common Stock, of which 53 shares are issued and outstanding as of the date hereof, (iv) 651 shares are Class D Common Stock, of which 651 shares are issued and outstanding as of the date hereof, (v) 10,000 shares are Class E Common Stock, of which 7,500 shares are issued and outstanding as of the date hereof, (vi) 15,000 shares are Class F Common Stock, of which no shares are issued and outstanding as of the date hereof, and (vii) 224,349 shares of which are undesignated; and (y) 500,000 shares of Preferred Stock, of which no shares are issued and outstanding as of the date hereof. Schedule 2.6(a) sets forth a true and correct list of the record, and to the knowledge of the Company, beneficial holders of shares of Company Common Stock as of the date hereof and the number of shares of Company Common Stock held by each of them. All issued and outstanding shares of Company Common Stock (x) are duly authorized, validly issued, fully paid and nonassessable, and (y) were issued in compliance with any preemptive right of stockholders and all applicable Laws, including federal and applicable state securities laws.

(b) Except as set forth on Schedule 2.6(b), the Company has not granted any options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Company Common Stock or other equity securities of the Company, any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, or for the repurchase or redemption of shares of Company Common Stock or other equity securities of the Company, and there are no agreements of any kind which may obligate the Company to issue, purchase, redeem or otherwise acquire any shares of Company Common Stock or other equity securities of the Company. All outstanding options, warrants, rights and other securities convertible into or exchangeable or exercisable for shares of Company Common Stock or other equity securities of the Company were issued in compliance with any preemptive right of stockholders and all applicable Laws, including federal and applicable state securities laws. Based on the terms of such securities and the Company’s certificate of incorporation, none of the outstanding Options or Warrants as of the date hereof will be entitled to any of the Merger Consideration.

(c) Except as set forth on Schedule 2.6(c), there are no stockholder agreements, voting trusts, proxies or other agreements or understandings with respect to or concerning the purchase, sale or voting of the Company Common Stock to which the Company or, to the knowledge of the Company, any other Person is a party or by which the Company or, to the knowledge of the Company, any other Person is bound. To the knowledge of the Company as of the date hereof, the execution and delivery of this Agreement by the Company, and the consummation of the transactions contemplated hereby, does not, and will not create a valid basis for any claim by any current or former holder of Company Common Stock.

2.7 Capitalization of Subsidiaries. Schedule 2.7 sets forth the capitalization of each of the Subsidiaries of the Company listed on Schedule 2.2, including (i) for each such Subsidiary that is a corporation, the number of shares of authorized capital stock, the par value of such stock, and the number of shares which are issued and outstanding for each such Subsidiary and held by the Company or its Subsidiaries and each other record, and to the knowledge of the Company, beneficial holder thereof and (ii) for each such Subsidiary that is a limited partnership, limited liability company or other non-corporate entity, a description of each class of equity interests that is authorized, and the number or percentage of such class of equity interests that are held by the Company or its Subsidiaries and each other record, and to the knowledge of the Company, beneficial holder thereof. The outstanding shares of capital stock or other equity securities of each Subsidiary of the Company (i) have been duly authorized and validly issued and are fully paid and nonassessable and (ii) were issued in compliance with any preemptive right of stockholders and all applicable Laws, including federal and applicable state securities laws. Except as set forth on Schedule 2.7, the Company or one or more of its Subsidiaries owns of record and beneficially all the issued and outstanding shares of capital stock or other equity securities of all of its Subsidiaries free and clear of any Liens other than Permitted Liens. Except as set forth on Schedule 2.7, there are no options, warrants, rights or other equity securities exercisable or exchangeable for any capital stock or other equity securities of any Subsidiary of the Company, any other commitments or agreements providing for the issuance of additional shares or other equity securities, the sale of treasury shares, or for the repurchase or redemption of shares of any capital stock of any Subsidiary of the Company, or any agreements of any kind which may obligate any Subsidiary of the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock or other equity securities.

2.8 Financial Statements. Attached as Schedule 2.8 hereto are (i) the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2005 and December 31, 2006, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended together with the auditor’s reports thereon (such document, the “Audited Financial Statements”), and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of [March 31], 2007, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the [three] months then ended (the “Interim Financial Statements” and together with the Audited Financial Statements, the “Company Financial Statements”). Except as set forth in the notes thereto or as disclosed in Schedule 2.8, the Company Financial Statements (including the footnotes thereto) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby and fairly present in all material respects the consolidated financial condition, results of operations and changes in cash flows and stockholders’ equity of the Company and its Subsidiaries as of the respective dates thereof and for the respective periods covered thereby, subject to, in the case of the Interim Financial Statements, normal recurring year-end adjustments and the absence of footnotes.

2.9 Undisclosed Liabilities. Except as set forth in Schedule 2.9, as of the date hereof there is no liability, debt (including an obligation in respect of a capital lease), or obligation of or claim against the Company or its Subsidiaries of a type normally reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations (i) reflected or reserved for on the Company Financial Statements or disclosed in the notes thereto, (ii) that have arisen since the date of the Interim Financial Statements in the ordinary course of the operation of business and consistent with past practice of the Company and its Subsidiaries, or (iii) which would not, individually or in the aggregate, have a Material Adverse Effect.

2.10 Litigation; Orders. Except as disclosed in Schedule 2.10, as of the date hereof there are no lawsuits, actions, administrative or arbitration or other proceedings, or to the knowledge of the Company, investigations, before or by any Governmental Authority pending or, to the knowledge of the Company, threatened against the Company or its Subsidiaries that are reasonably likely to result in (x) liability to the Company or any Subsidiary in excess of $375,000 or (y) injunctive relief. Except as disclosed in Schedule 2.10, as of the date hereof there are no unsatisfied judgments or orders, injunctions, decrees, stipulations or awards (whether rendered by a court or administrative agency, or by arbitration), outstanding and requiring payment in excess of $375,000 or any open injunction binding upon the Company or any of its Subsidiaries.

2.11 Compliance with Laws. Except with respect to (i) matters set forth on Schedule 2.11, and (ii) compliance with Environmental Laws (as to which certain representations and warranties are made pursuant to Section 2.22), the Company and its Subsidiaries are in compliance in all material respects with all applicable Laws.

2.12 Material Contracts.

(a) Schedule 2.12 lists the following Contracts (including a brief summary of the material terms of all such oral Contracts) to which the Company or any of its Subsidiaries is a party or by which any of them or their assets may be bound (the Contracts described in (i) to (xii) below, “Material Contracts”) in effect as of the date of this Agreement:

(i) each note, mortgage, indenture and other obligation and agreement and other instrument for or relating to any lending or borrowing of the Company or its Subsidiaries or to which any assets of the Company or its Subsidiaries are subject (except with respect to any such lending or borrowing solely among the Company and its Subsidiaries);

(ii) each acquisition Contract and disposition Contract since January 1, 2004 which provides for payment in excess of $150,000 or pursuant to which the Company or any of its Subsidiaries has any remaining liability to pay contingent consideration, including any option to acquire or sell any material properties or material assets of the Company or any of its Subsidiaries (other than the sales of inventory in the ordinary course of business);

(iii) each limited partnership agreement, or limited liability company operating agreement and other joint venture agreement or other similar Contract pursuant to which the Company or any of its Subsidiaries has any equity interest in any other Person;

(iv) each Contract materially limiting in any way the Company’s or its Subsidiaries’ ability to compete with any Person in any geographic location or any line of business;

(v) each Contract (i) with customers of the Company or its Subsidiaries for goods or services to be provided by the Company or its Subsidiaries, which the Company reasonably anticipates will involve future payment or payments to the Company or its Subsidiaries in excess of $1,000,000 in any calendar year or (ii) with suppliers to the Company or its Subsidiaries for goods or services to be provided to the Company or its Subsidiaries (other than insurance, real property leases and agreements with subcontractors for staffing services, including, affiliate providers), which the Company reasonably anticipates will involve future payment or payments by the Company or its Subsidiaries in excess of $500,000 in any calendar year;

(vi) each employment, consulting or similar Contract with any director, manager, officer or other employee of the Company or its Subsidiaries which provides annual base compensation (or other guaranteed compensation including guaranteed bonuses but excluding any commissions, discretionary bonuses or other similar non-guaranteed compensation) in excess of $100,000 or is not terminable at will within 30 days by the Company or its Subsidiaries without liability for any penalty or severance payment (other than pursuant to the Company’s severance plan or policy);

(vii) each Contract under which the Company has made or expects to make purchases with a value in excess of $100,000 in any calendar year requiring the purchase of all or substantially all of its requirements of a particular product from a supplier;

(viii) each Contract (A) in which the Company or any of its Subsidiaries licenses any material Intellectual Property used by the Company or such Subsidiary from a third Person or (B) containing any covenant limiting or granting the right of the Company or any of its Subsidiaries to make use of any Intellectual Property;

(ix) each sales agent, dealer, distributor or joint marketing Contract under which the Company has continuing obligations to jointly market any product or service;

(x) each Tax sharing, indemnification, allocation or similar Contract; and

(xi) each license for any third-party software material to the Company or any of its Subsidiaries in connection with its business; and

(xii) each other Contract (other than Contracts with employees, customers or suppliers of the Company or its Subsidiaries) that involves the payment to or from the Company or any of its Subsidiaries in excess of $100,000 in any calendar year in each individual case.

(b) With respect to each Material Contract, except as disclosed on Schedule 2.12 and except for (i) such Material Contracts which expire by their terms on or prior to the Closing Date and (ii) such Material Contracts as may be terminated or materially amended consistent with Section 4.1 after the date hereof, each such Material Contract is valid, binding and enforceable in all material respects against the Company or any Subsidiary party thereto and, to the knowledge of the Company, the other parties thereto, and neither the Company nor its relevant Subsidiary, nor, to the knowledge of the Company, any other party thereto, is in material breach thereof or default thereunder, and there does not exist under any provision thereof any event that, with the giving of notice or the lapse of time or both, would constitute such a material breach or default, except in each case where enforceability may be limited by bankruptcy, insolvency or other similar laws affecting creditors’ rights generally and except where enforceability is subject to the application of equitable principles or remedies. The Company has prior to the execution of this Agreement made available to Acquiror or its representatives copies of all such Material Contracts, which are true and complete in all material respects.

2.13 Employee Benefit Plans.

(a) Definitions. The following terms, when used in this Section 2.13, shall have the following meanings. Any of these terms may, unless the context otherwise requires, be used in the singular or the plural depending on the reference.

(i) Benefit Arrangement. “Benefit Arrangement” shall mean each plan, arrangement, program, agreement or commitment (whether funded or unfunded, written or oral) providing for insurance coverage (including without limitation any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits, life, health, disability or accident benefits or for deferred compensation, profit-sharing bonuses, stock options, stock appreciation rights, stock purchases or post-retirement insurance, compensation or benefits as well as any other employee benefit plan, program, agreement or arrangement which (A) is not a Welfare Plan or Pension Plan, (B) is entered into, maintained, contributed to or required to be contributed to, as the case may be, by the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries has or may have any liability, and (C) covers any employee, terminated employee, leased employee or former leased employee, director, officer, stockholder or independent contractor of the Company or any of its Subsidiaries.

(ii) Employee Plans. “Employee Plans” shall mean all Benefit Arrangements, Pension Plans and Welfare Plans.

(iii) ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

(iv) Pension Plan. “Pension Plan” shall mean any “employee pension benefit plan” as defined in Section 3(2) of ERISA (A) which the Company or, any of its Subsidiaries maintains, administers, contributes to or is required to contribute to or under which the Company or any of its Subsidiaries has or may have any liability and (B) which covers any employee, terminated employee, leased employee or former leased employee, director, officer, stockholder or independent contractor of the Company or any of its Subsidiaries (with respect to their relationship with such entities).

(v) Welfare Plan. “Welfare Plan” shall mean any “employee welfare benefit plan” as defined in Section 3(1) of ERISA, (A) which the Company or any of its Subsidiaries maintains, administers, contributes to or is required to contribute to or under which the Company or any of its Subsidiaries has or may have any liability, and (B) which covers any employee, terminated employee, leased employee or former leased employee, director, officer, stockholder of independent contractor of the Company or any of its Subsidiaries (with respect to their relationship with such entities).

(b) Representations.

(i) Employee Benefit Plans. Schedule 2.13 contains a true and complete list of each Employee Plan. The Company has no material liability with respect to any plan, arrangement or practice of the type described in this Section 2.13 other than the Employee Plans set forth on Schedule 2.13.

(ii) Pension Plans. With respect to each Employee Plan intended to qualify under Code Section 401(a) or Code Section 403(a), (i) the Internal Revenue Service has issued a favorable determination, advisory and/or opinion letter, which has not been revoked, that any such plan is tax-qualified and each trust created thereunder has been determined by the Internal Revenue Service to be exempt from federal income tax under Code Section 510(a); (ii) nothing has occurred which is reasonably likely to cause the loss of such qualification or exemption; (iii) no reportable event (within the meaning of Section 4043 of ERISA) has occurred; (iv) there has been no termination or partial termination of such plan within the meaning of Code Section 411(d)(3); and (v) the present value of all liabilities under any such plan will not materially exceed the current fair market value of the assets of such plan (determined using the actuarial assumption used for the most recent actuarial valuation for such plan). No Pension Plan is or at any time was a “defined benefit plan” as defined in Section 3(35) of ERISA or a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code. None of the Company or any of its Subsidiaries participates currently or in the past six (6) years has participated in, or had any liability in, any plan, program or arrangement subject to Article IV of ERISA.

(iii) No Multiemployer Plans. Neither the Company nor any of its Subsidiaries participates currently in, or has any liability in, or has within the past six (6) years participated in or had any liability in any Employee Plan subject to Title IV of ERISA or any “multiemployer plan,” as defined in Sections 3(37)(A) and 4001(a)(3) of ERISA and Section 414(f) of the Code or any “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code.

(iv) Welfare Plans. No Employee Plan provides medical or dental benefits for any current or former employees of the Company or its predecessors after termination of employment other than the rights that may be provided by Law. No Employee Plan is a multi-employer welfare arrangement as defined in Section 3(40) of ERISA.

(v) Benefit Arrangements. Each Benefit Arrangement is in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such Benefit Arrangement.

(vi) Fiduciary Duties and Prohibited Transactions. With respect to each Employee Plan: (1) each has been administered in material compliance with its terms and with all applicable Laws including, without limitation, ERISA and the Code; (2) no Actions are pending or, to the knowledge of the Company, threatened against any such plan, the trustee or fiduciary of any such plan, the Company, any of its Subsidiaries or any assets of any such plan; (3) to the knowledge of the Company, no audits, proceedings, claims or demands are pending with any Governmental Authority including, without limitation, the Internal Revenue Service and the Department of Labor; (4) no non-exempt material “prohibited transaction” within the meaning of ERISA or the Code, or non-exempt material breach of any duty imposed on “fiduciaries” pursuant to ERISA has occurred; (5) all required or discretionary (in accordance with historical practices) payments, premiums, contributions, reimbursements or accruals for all periods ending prior to or as of the Closing Date shall in all material respects have been made or properly accrued on the Company Financial Statements; and (6) no such plan has any unfunded liabilities which are not reflected on the Company Financial Statements or the books and records of the Company in material compliance with GAAP.

(vii) Acceleration of Benefits; Separation Benefits. Except as otherwise set forth in Schedule 2.13(b)(vii), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will increase any rights or benefits or result in the acceleration or creation of any rights of any Person to benefits under Employee Plans (including, without limitation, the acceleration of the vesting or exercisability of any stock options, the acceleration of the vesting of any restricted stock, the acceleration of the accrual or vesting of any benefits under Employee Plans or the acceleration or creation of any rights under any severance, parachute or change in control agreement). Each Employee Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A of the Code) that is subject to Section 409A of the Code has at all applicable times been operated, in all material respects, in good faith compliance with the requirements of Section 409A of the Code.

(viii) Disclosure. True and accurate copies of each Employee Plan, together with all current trust agreements, the most recent annual reports on Form 5500 and any auditor’s reports, the most recent financial statement, the most recent actuarial report, the most recent Contract with any material investment manager or investment advisor with respect to any Employee Plan, the most recent Internal Revenue Service favorable determination letters, the most recent current summary plan descriptions and summaries of material modifications for such plans have been furnished to Acquiror. In the case of any unwritten Employee Plan, a written description of such plan has been furnished to Acquiror.

2.14 Labor Relations and other Employment Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to any Collective Bargaining Agreement and no Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries. No labor union currently represents the employees of the Company or any of its Subsidiaries and, to the knowledge of the Company, no labor union or group of employees has taken any action in the past two (2) years with respect to organizing the employees of the Company or any of its Subsidiaries. Except as set forth on Schedule 2.14(a), there is no labor dispute, strike, slow down or work stoppage against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened, nor has there ever been any of such actions against the Company or any of its Subsidiaries that remains outstanding. Except as set forth in Schedule 2.14(a), there are no Actions pending or, to the knowledge of the Company, threatened, relating to any labor matters involving any employee including, without limitation, charges of unfair labor practices within the meaning of the National Labor Relations Act or similar state or local laws.

(b) The Contracts listed on Schedule 2.14(b) include all written and oral employment, bonus and severance agreements to which either the Company or its Subsidiaries is a party as of the date hereof with respect to any employee or former employee whose annual base compensation during the fiscal year ended December 31, 2006 exceeded $100,000 and which may not be terminated at will, or by giving notice of 30 days or less, without cost or penalty (each, a “Material Employment Agreement”). The Company has delivered or made available to Acquiror true, correct and complete copies of each such Contract, as amended to date.

(c) Except as set forth in Schedule 2.14(c), the Company is in compliance in all material respects with all applicable Laws respecting employment including, without limitation, employment practices, terms and conditions of employment, wages and hours, fair labor standards, workers compensation, disability, immigration and equal employment opportunity.

(d) In the ordinary course of business the Company requires each employee of the Company and its Subsidiaries to sign a confidentiality, non-competition and non-solicitation agreement in favor of the Company and its Subsidiaries.

(e) To the knowledge of the Company, all individuals who perform services for the Company have, in all material respects, been properly classified including, without limitation, as to employment or independent contractor status except as would not result in a material liability to the Company.

(f) Neither the Company nor any of its Subsidiaries has since January 1, 2003 triggered, or will prior to the Closing Date, trigger a “plant closing” or “mass layoff” as those terms are defined in the Worker Adjustment Retraining Notification Act, or any analogous state or local law, affecting in whole or in part any site of employment, facility or operating unit of the Company or any of its Subsidiaries.

2.15 Taxes. Except as otherwise disclosed in Schedule 2.15:

(a) All federal, state, local and foreign tax returns of the Company and its Subsidiaries (“Tax Returns”), including those Tax Returns relating to income, employment, franchise, property, sales and use, and excise taxes, and any other taxes due from and/or withheld by or required to be withheld by the Company and its Subsidiaries (collectively, “Taxes”) have been duly and timely filed, except for those returns for which the time for filing thereof has been validly extended, and all such Tax Returns are true and accurate in all material respects.

(b) All Taxes or estimates thereof shown to be due on any Tax Returns have been timely and appropriately paid, except for amounts being contested in good faith by appropriate proceedings as set forth on Schedule 2.15.

(c) None of the Tax Returns has been audited or is being audited by any taxing authority.

(d) No assessment, audit or other proceeding by any taxing authority, court or other governmental or regulatory authority is proposed, pending, or, to the knowledge of the Company, threatened with respect to the Taxes or Tax Returns of the Company or its Subsidiaries.

(e) There are no outstanding agreements, waivers or arrangements extending the statutory period of limitations applicable to any claim for or the period for the collection or assessment of Taxes due for any taxable period.

(f) No consent to the application of Section 341(f)(2) of the Code (or any predecessor thereof) has been made or filed by or with respect to any of the Company or its Subsidiaries or any of their assets and properties.

(g) None of the assets and properties of the Company or its Subsidiaries is an asset or property that Acquiror or any of its Affiliates is or will be required to treat as being (i) owned by any other Person pursuant to the provisions of Section 168(f)(8) of the Code as amended, and in effect immediately before the enactment of the Tax Reform Act of 1986, or (ii) tax-exempt use property within the meaning of Section 168(h)(1) of the Code.

(h) Neither the Company nor any of its Subsidiaries will be required (A) as a result of a change in method of accounting for a taxable period ending on or prior to the Closing Date, to include any adjustment under Sections 481(c) or 263A of the Code in taxable income for any taxable period (or portion thereof) beginning after the Closing or (B) as a result of any “closing agreement,” as described in Section 7121 of the Code, to include any item of income or exclude any item of deduction from any taxable period (or portion thereof) beginning after the Closing Date.

(i) Neither the Company nor any Subsidiary is a party to or bound by any tax allocation, tax indemnity or tax sharing agreement (other than customary indemnity obligations contained in any credit agreement or lease or customer contract entered into in the ordinary course of business) or has any current or potential obligation to indemnify any other Person with respect to Taxes.

(j) The Company and the Subsidiaries have not made any payments, and will not become obligated under any Contract entered into on or before the Closing Date to make any payments, that will be non-deductible under Section 280G of the Code, that would not be fully deductible under Section 162(m) of the Code, or that would give rise to any obligation to indemnify any Person for any excise Tax payable pursuant to Code Section 4999. Prior to the Effective Time, the Company shall exempt all payments and benefits which may give rise to the payment of amounts that would not be deductible pursuant to Section 280G of the Code (“Section 280G”) from being “parachute payments” (as defined in Section 280G) through shareholder approval in conformity with Section 280G and the regulations promulgated thereunder, and the Acquiror shall be permitted to review and comment on all agreements and disclosures related to such shareholder approval.

(k) The Company and each Subsidiary is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(l) Neither the Company nor any of its Subsidiaries has entered into any transaction identified as a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(1). Neither the Company nor any of its Subsidiaries has distributed the stock of any corporation in a transaction satisfying or intended to satisfy the requirements of Section 355 of the Code and no stock of the Company or any of its Subsidiaries has been distributed in a transaction satisfying or intended to satisfy the requirements of Section 355 of the Code.

(m) All Taxes not yet due and payable have been fully accrued on the books of the Company and its Subsidiaries and adequate reserves have been established therefor, and the charges, accruals and reserves for Taxes on the Company Financial Statements are adequate.

2.16 Brokers’ Fees. Except for the fees described on Schedule 2.16 (which fees shall be paid by the Holder Representative as a Holder Allocable Expense), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company, its Subsidiaries, or their Affiliates.

2.17 Insurance. Schedule 2.17 contains a summary description of all policies of property, commercial general liability (including employee benefits liability), business auto, workers’ compensation, medical professional liability, excess/umbrella liability, executive management (including directors & officers liability, employment practices liability and fiduciary liability), crime and other forms of insurance held by the Company and/or its Subsidiaries as of the date hereof, including the name of the policyholder, the amount of coverage, the insurer and the type of coverage. True, correct and complete copies of such insurance policies have been made available to Acquiror. All such insurance policies and binders held by the Company or its Subsidiaries, as applicable, are valid and binding in accordance with their terms and are in full force and effect. Neither the Company nor any of its Subsidiaries is in material default with respect to any provision contained in any insurance policy or binder. There is no material inaccuracy in any application for insurance or binders, no failure to pay premiums when due or any similar state of facts that would reasonably be expected to result in the termination of any of the insurance maintained by the Company or any of its Subsidiaries.

2.18 Licenses. Schedule 2.18 includes all material licenses, permits, franchises, consents, approvals, registrations and other authorizations of any Governmental Authority (other than constitutive documents) possessed by or granted to the Company or its Subsidiaries which are necessary and/or used in the operation of its business as of the date hereof (the “Company Licenses”). Except as disclosed in Schedule 2.18, all Company Licenses, are in full force and effect and, as of the date hereof, there are no proceedings pending or, to the knowledge of the Company, threatened that seek the revocation, cancellation, suspension or material and adverse modification thereof. Except as disclosed in Schedule 2.18, such Company Licenses constitute all of the material licenses, approvals, consents, franchises and permits necessary to permit the Company and its Subsidiaries to own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted. To the knowledge of the Company, the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not adversely affect in any material respect any Company License.

2.19 Machinery and Equipment. Except as set forth on Schedule 2.19, the Company or one of its Subsidiaries owns and has good title to all material machinery, equipment and other tangible property reflected on the books of the Company and its Subsidiaries as owned by the Company or its Subsidiaries (the “Machinery and Equipment”), free and clear of all Liens, other than Permitted Liens. The Machinery and Equipment, taken as a whole, is in proper working order and repair, subject to normal wear and tear, is suitable for the purposes for which it is presently used.

2.20 Real Property. None of the Company or any of its Subsidiaries owns any real property. Schedule 2.20 lists all real property leased or subleased by the Company or its Subsidiaries as lessee or lessor (the “Leased Real Property”), in each case as of the date hereof, including the street address of each parcel of Leased Real Property. The Company has made available to Acquiror true and complete copies of all leases and subleases with respect to the Leased Real Property (“Real Property Leases”). Except as set forth on Schedule 2.20 or as would not be material to the Company and its Subsidiaries taken as a whole, (i) all Real Property Leases are in effect and create a valid and binding leasehold interest in the Leased Real Property in favor of the Company or one of its Subsidiaries and are free and clear of all Liens except for Permitted Liens, and (ii) neither the Company nor its Subsidiaries, nor to the knowledge of the Company, any other party thereto is in material breach of or material default under any Real Property Lease. Except as set forth on Schedule 2.20, there are no leases, subleases, licenses, occupancy agreements, options, rights, concessions or other agreements or arrangements, written or oral, to use, occupy or purchase any of the Leased Real Property other than those entered into in the ordinary course of business or that do not materially or adversely impact the use of the Leased Real Property by the Company or any of its Subsidiaries as used as of the date hereof.

2.21 Intellectual Property.

(a) Schedule 2.21 sets forth a complete list of each material patent, material registered trademark, material service mark or trade name, material registered copyright, internet domain name, material registered mask work, and applications for any of the foregoing (collectively, “Intellectual Property”) held by the Company or any of its Subsidiaries as of the date hereof. The Intellectual Property is sufficient to conduct the business of the Company and its Subsidiaries as it is now being conducted. Except as set forth on Schedule 2.21, to the knowledge of the Company, (i) the Company or one of its Subsidiaries has good and marketable title to each item of Intellectual Property owned by it, free and clear of any Liens other than Permitted Liens and (ii) the Company or one of its Subsidiaries owns or has the right to use pursuant to license, sublicense, agreement or permission all items of Intellectual Property used in the operation of the business of the Company and its Subsidiaries, as such items are currently used. To the knowledge of the Company, the current operations of the Company and its Subsidiaries do not materially conflict with or infringe any proprietary rights owned or possessed by any third Person, or materially violate any license or agreement with any third Person or make the Company or any of its Subsidiaries liable to pay any material fee or royalty other than pursuant to a written license agreement to which the Company or its Subsidiaries are a party. To the knowledge of the Company, neither the Company nor any of its Subsidiaries is infringing in any material respect upon any intellectual property rights of any third Person and there is no material infringement, misappropriation or unauthorized use of the Intellectual Property by any third Person.

(b) To the knowledge of the Company, there are no decrees, orders, judgments, stipulations or settlement agreements restricting in any material respect the Company’s or its Subsidiaries’ use, transfer or licensing of the Intellectual Property.

(c) There are no Actions pending against the Company or any of its Subsidiaries, or to the knowledge of the Company, threatened against the Company or any of its Subsidiaries with respect to any Intellectual Property.

(d) Except as set forth in Schedule 2.21, there are no outstanding encumbrances, options, licenses or agreements of any kind relating to the Intellectual Property, nor is the Company or any of its Subsidiaries bound by or to a third party to grant any encumbrances, options, licenses or agreements of any kind with respect to the Intellectual Property.

(e) The Company and each of its Subsidiaries possess adequate licenses or other rights to use all material software, media, patents, trademarks, trade secrets, service marks, trade names, logos, mask works, product designs and trade dress, copyrights, domain names and websites, inventions and improvements (whether patentable or not), drawings, designs, customers lists, proprietary know how or information, or other rights with respect thereto, which are owned by any third Person and are currently used in and material to the business of the Company or any of its Subsidiaries, and the same are sufficient to conduct the business of the Company and its Subsidiaries as it is currently conducted.

2.22 Environmental Matters. Except as set forth on Schedule 2.22, to the knowledge of the Company, (i) the Company and its Subsidiaries are in substantial compliance with all Environmental Laws, and (ii) neither the Company nor any of its Subsidiaries has any material liability under any Environmental Law. Except as set forth on Schedule 2.22, as of the date hereof, (i) no notices of any violation or alleged violation of any Environmental Law relating to the operations or properties of the Company or any of its Subsidiaries have been received by the Company or any of its Subsidiaries, (ii) there are no writs, injunctions, decrees, orders or judgments outstanding, or any actions, suits, claims, or proceedings pending or, to the knowledge of the Company, threatened, relating to compliance with or liability under any Environmental Law and (iii) no Lien has been attached to real or personal property owned or leased by the Company or any of its Subsidiaries pursuant to any Environmental Laws. Schedule 2.22 contains a list of all material written environmental assessments, audits, studies, tests and other similar materials currently in possession or control of the Company or any of its Subsidiaries which relate to the current or prior operations of the Company or any of its Subsidiaries or any real property now or previously owned, operated, leased or utilized by the Company. True, correct and complete copies of all investigations, assessments, audits, studies, tests and related materials listed on Schedule 2.22 have been provided by the Company to Acquiror.

2.23 Affiliate Transactions. Except as set forth on Schedule 2.23, neither the Company nor any of its Subsidiaries is a party to any material Contract with (i) TC Group or any Affiliate of TC Group (other than such agreements, commitments or transactions with portfolio companies of any fund managed by TC Group or its Affiliates entered into in the ordinary course of business) or (ii) any other Person that owns individually or in the aggregate with its Affiliates or individuals related by blood, marriage or adoption to such Persons a greater than 10% beneficial interest in the Company or any of its Subsidiaries.

2.24 Absence of Certain Changes. Except as set forth in Schedule 2.24, since March 31, 2007:

(a) the Company and each of its Subsidiaries has conducted its business in all material respects in the ordinary course of business consistent with past custom and practice;

(b) there have been no events, developments or transactions that have come to the attention of the Company (other than matters in the public domain) which events, developments or transactions would reasonably be expected to have a Material Adverse Effect; and

(c) neither the Company nor any of its Subsidiaries has:

(i) (A) other than common stock issuable upon the exercise of outstanding options, issued, sold or authorized any issue or sale of any shares of its capital stock or equity interests of any class or issued, sold or authorized any issue or sale of any securities convertible into, or options, warrants to purchase or rights to subscribe to, any shares of its capital stock or equity interests of any class, (B) directly or indirectly, redeemed, purchased or otherwise acquired any shares of its capital stock or equity interests, or (C) split, combined or reclassified any of its capital stock or equity interests;

(ii) except as required for the transactions contemplated in this Agreement, changed or amended, or authorized any change or amendment to, its certificate of incorporation or bylaws or other organizational documents;

(iii) merged into or consolidated with any other Person or entered into any new line of business;

(iv) placed any Lien (other than Permitted Liens) upon any of the Company’s or any Subsidiary’s material properties or assets, whether tangible, intangible or mixed;

(v) declared, set aside or made any dividend, distribution or redemption in respect of any capital stock or other the securities;

(vi) acquired or disposed of any material assets, except in the ordinary course of business;

(vii) suffered any damage, destruction or casualty loss, whether covered by insurance or not, which individually or in the aggregate exceeds $250,000;

(viii) made any material change in its accounting methods, principles or practices, except to the extent required by Law or GAAP, or revalued any of its assets;

(ix) made any material change to its customer pricing, rebates or discounts, other than in the ordinary course of business;

(x) granted or approved to any officer or employee of the Company any increase in compensation, severance or termination pay or entered into any employment, severance or termination Contract with any officer or employee, in each case other than in the ordinary course of business;

(xi) adopted, amended or terminated any bonus, profit sharing, incentive, severance or other plan, contract or commitment for the benefit of any of its respective directors, officers, employees or Affiliates or any adoption of or increase in any bonus, insurance, pension or other employee benefit plan, payment or arrangement made to, for, or with any such party, other than in the ordinary course of business or as required to comply with applicable Law;

(xii) made any material change in the management structure of the Company or any of its Subsidiaries, terminated existing executive officers or hired additional executive officers;

(xiii) made any capital expenditure (or series of related capital expenditures) involving more than $250,000;

(xiv) made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans and acquisitions) involving more than $250,000;

(xv) incurred, assumed or guaranteed any indebtedness for borrowed money otherwise than under its existing bank arrangements;

(xvi) delayed or postponed the payment of any material accounts payable or other material liabilities outside the ordinary course of business;

(xvii) cancelled, released, compromised, waived or released any material right or claim (or any series of related rights and claims) other than in the ordinary course of business;

(xviii) repaid or prepaid any principal or interest on any indebtedness or obligation (except for prepaying trade accounts payable in the ordinary course of business to take advantage of cash discounts)

(xix) materially changed Tax accounting methods or practices, any Tax election or Tax return or settled or compromised any Tax liability, or agreed to an extension of any statute of limitation with respect to its Taxes other than automatic extensions to file Tax Returns obtained in the ordinary course of business; or

(xx) agreed, whether orally or in writing, to any of the foregoing.

2.25 Customers. Schedule 2.25 lists the top ten (10) customers of the Company and its Subsidiaries based on sales volume for the fiscal year ended December 31, 2006. Within the last 12 months no such customer has ceased, or indicated in writing any intention to cease doing business with, or materially reduce purchases of services from, the Company and its Subsidiaries. To the knowledge of the Company after consultation with the Regional Vice President of the Company who is principally responsible for managing the customer relationship with Wilford Hall Medical Center, Wilford Hall Medical Center has not, as of the date hereof, notified the Company in writing of its intention to renegotiate the contract rates currently payable under that certain Nursing Services Agreement, dated as of October 1, 2006, with InteliStaf Healthcare, Inc.

2.26 Loans and Advances; Bank Accounts. Except as set forth in the Audited Financial Statements, the Interim Financial Statements or on Schedule 2.26, the Company does not have any outstanding loans or advances to any Person and is not obligated to make any such loans or advances, except in each case, for advances to employees of the Company in respect of reimbursable business expenses anticipated to be incurred by them in connection with their performance of services for the Company. Schedule 2.26 lists (a)(i) each bank and financial institution in which the Company and its Subsidiaries maintain an account or safe deposit box, and (ii) the corresponding number of each such account or safe deposit box; (b) a list of each credit card company with which the Company and its Subsidiaries maintain an account; and (c)(i) each lock box maintained in the name of or controlled by the Company or any of its Subsidiaries, and (ii) the number (or other identifying mark) of each such account or box.

2.27 No Insolvency. No insolvency proceeding of any character, including, without limitation, bankruptcy, receivership, reorganization, composition or arrangement with creditors, voluntary or involuntary, affecting the Company, any of its Subsidiaries or any of their respective assets or properties, is pending or, to the knowledge of the Company, threatened. The Company has not taken any action in contemplation of, or that, to the knowledge of the Company, would constitute the basis for, the institution of any such insolvency proceedings.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF MSN, ACQUIROR AND MERGER SUB

MSN (solely with respect to Section 3.10 below), Acquiror and Merger Sub represent and warrant to the Company as of the date of this Agreement as follows:

3.1 Corporate Organization. Each of Acquiror and Merger Sub has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware and has the corporate power and authority to own or lease its properties and to conduct its business as it is now being conducted. Each of Acquiror and Merger Sub is duly licensed or qualified and in good standing as a foreign corporation in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not have a material adverse effect on the ability of Acquiror or Merger Sub to enter into this Agreement or consummate the transactions contemplated hereby.

3.2 Due Authorization. Each of Acquiror and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to perform all obligations to be performed by it hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the Board of Directors of each of Acquiror and Merger Sub and approved by the stockholder of Merger Sub, and no other corporate proceeding on the part of Acquiror or Merger Sub is necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by each of Acquiror and Merger Sub and constitutes a legal, valid and binding obligation of Acquiror and Merger Sub, enforceable against Acquiror and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

3.3 No Conflict. The execution and delivery of this Agreement by Acquiror and Merger Sub and the consummation of the transactions contemplated hereby does not and will not violate any provision of, or result in the breach of any applicable Laws, the certificate of incorporation, bylaws, as amended, or other organizational documents of Acquiror and Merger Sub, or any agreement, indenture or other instrument to which Acquiror or Merger Sub is a party or by which Acquiror or Merger Sub may be bound, or of any order, judgment or decree applicable to Acquiror or Merger Sub, or terminate or result in the termination of any such agreement, indenture or instrument, or result in the creation of any Lien upon any of the properties or assets of Acquiror or Merger Sub or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, acceleration, termination or creation of a Lien, except to the extent that the occurrence of the foregoing would not have a material adverse effect on the ability of Acquiror and Merger Sub to enter into and perform their respective obligations under this Agreement.

3.4 Litigation and Proceedings. There are no lawsuits, actions, suits, claims or other proceedings at law or in equity, or, to the knowledge of Acquiror, investigations, pending before or by any Governmental Authority or, to the knowledge of Acquiror, threatened, against Acquiror or Merger Sub which, if determined adversely, could reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform its obligations under this Agreement. There is no unsatisfied judgment or any open injunction binding upon Acquiror or Merger Sub which could reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their respective obligations under this Agreement.

3.5 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other third party is required on the part of Acquiror or Merger Sub with respect to Acquiror or Merger Sub’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act, and (ii) as otherwise disclosed in Schedule 3.5.

3.6 Financial Ability. Acquiror has secured a binding letter of commitment, dated as of May 10, 2007, from the financial institutions set forth therein containing such institutions’ commitment to provide financing in the amount of $125,000,000 and to provide a revolving credit facility in the amount of $30,000,000 (together with all related agreements entered into in connection therewith including the fee letter with respect to such financing, the “Debt Commitment Letter”). Upon consummation of the transactions contemplated by the Debt Commitment Letter, Acquiror and Merger Sub will have the cash necessary to consummate the transactions contemplated by this Agreement, including, without limitation, to pay the Funding Amount at Closing and to pay all related fees and expenses. A true, complete and correct copy of the Debt Commitment Letter was provided to the Company prior to the execution of this Agreement (except for certain fees payable to lenders which fees were redacted from the fee letter).

3.7 Brokers’ Fees. Except fees described on Schedule 3.7 (which fees shall be the sole responsibility of Acquiror), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by Acquiror or any of its Affiliates.

3.8 No Outside Reliance. Notwithstanding anything contained in this Article III or any other provision hereof, each of Acquiror and Merger Sub acknowledge and agree that neither the Company nor any of its Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given in this Agreement, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Schedules hereto or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” or reviewed by Acquiror pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Acquiror or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in this Agreement. Except as otherwise expressly set forth in this Agreement, Acquiror understands and agrees that any inventory, equipment, vehicles, assets, properties and business of the Company and its Subsidiaries are furnished “as is”, “where is” and subject to the representations and warranties contained in ARTICLE II, with all faults and without any other representation or warranty of any nature whatsoever.

3.9 Acquisition of Interests for Investment. Acquiror has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its participation in this Merger. Acquiror confirms that the Company has made available to Acquiror and Acquiror’s agents the opportunity to ask questions of the officers and management employees of the Company and its Subsidiaries as well as access to the documents, information and records of the Company and of its Subsidiaries and to acquire additional information about the business and financial condition of the Company and its Subsidiaries, and Acquiror confirms that it has made an independent investigation, analysis and evaluation of the Company and its Subsidiaries and their respective properties, assets, business, financial condition, documents, information and records. Acquiror is acquiring the stock of the Surviving Corporation for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling common stock of the Surviving Corporation. Acquiror understands and agrees that common stock of the Surviving Corporation may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act of 1933, as amended (the “Securities Act”), except pursuant to an exemption from such registration available under the Securities Act, and without compliance with state, local and foreign securities laws, in each case, to the extent applicable.

3.10 Relationship with MSN. Other than MSN’s ownership of the capital stock of Acquiror (through one or more wholly-owned Subsidiaries of MSN), MSN owns no material assets or properties, has no material liabilities and does not conduct any business. The most recent (prior to the date hereof) consolidated balance sheet of Acquiror and its Subsidiaries, and the related consolidated statements of operations and cash flows for the year then ended are equivalent in all material respects (with the exception of the stockholder equity and associated eliminating intercompany balances) to the corresponding consolidated financial statements of MSN filed with the Securities and Exchange Commission.

ARTICLE IV.

COVENANTS OF THE COMPANY

4.1 Conduct of Business. From the date hereof through the Closing, the Company shall, and shall cause each of its Subsidiaries to, except as contemplated by this Agreement or as consented to in writing by Acquiror (which consent will not with respect to matters subject to clauses (f), (g), (h), (k) and (l) below be unreasonably withheld, conditioned or delayed), operate its business in the ordinary course and substantially in accordance with past practice. The Company shall not take, nor permit any Subsidiary to take, any action that would constitute a breach of any of the representations in Article II hereof as of the Effective Time. Without limiting the generality of the foregoing, except as set forth on Schedule 4.1 or consented to in writing by Acquiror (which consent will not in the case of clauses (f), (g), (h), (k) and (l) (as it relates to any of the foregoing clauses) be unreasonably withheld, conditioned or delayed), the Company shall not, and the Company shall cause each of its Subsidiaries not to, except as specifically contemplated by this Agreement:

(a) change or amend the certificate of incorporation, bylaws or other organizational documents of the Company or its Subsidiaries, except as otherwise required by Law;

(b) declare, set aside or pay any dividend, distribution or payment on or in respect of any capital stock of the Company, or purchase, redeem or otherwise acquire, or agree to purchase, redeem or otherwise acquire any capital stock of the Company;

(c) fail to maintain the valid existence and good standing of the Company and its Subsidiaries under the laws of the jurisdictions of their organization or fail to maintain their good standing as foreign entities in all jurisdictions in which they are currently qualified to do business;

(d) make any change in the number of issued and outstanding shares or other securities of the Company or its Subsidiaries (other than Class C Common Stock issuable upon exercise of outstanding options) or subdivide or in any way reclassify any of their shares or other securities;

(e) sell, issue or grant any option, warrant or any other right to purchase or to convert any obligation or security into shares or other securities of the Company or any of its Subsidiaries (other than common stock issuable upon exercise of outstanding options or warrants) or enter into any agreement of whatever description in connection with any shares or other securities of the Company or any of its Subsidiaries, other than issue shares upon exercise of outstanding options or warrants;

(f) materially and adversely modify or terminate any Material Contract or any Contract that would be a Material Contract if in existence on the date hereof, except in the ordinary course of business;

(g) sell, assign, transfer, convey, lease or otherwise dispose of any material assets or properties except in the ordinary course of business;

(h) (i) except as otherwise required by Law or consistent with past practices, take any action with respect to the grant of any material severance or material termination pay (other than pursuant to policies or agreements of the Company or its Subsidiaries in effect on the date hereof) which will become due and payable on or after the Closing Date; (ii) make any material change in the key management structure of the Company or its Subsidiaries, including, without limitation, the hiring of additional officers or the termination of existing officers, other than in the ordinary course of business; (iii) materially change or increase the rate of compensation paid by the Company or any of its Subsidiaries to any of their directors, officers or key management employees other than in the ordinary course of business; or (iv) except in the ordinary course of business, adopt, enter into or materially amend any Employee Plan;

(i) acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all of the assets of, or otherwise acquire any material assets or material business of any corporation, partnership, association, joint venture or other business organization or division thereof;

(j) make any loans or advances to any partnership, firm, corporation, entity, organization or, except for expenses incurred in the ordinary course of business, any individual;

(k) make, change or revoke, or permit to be made, changed or revoked, any material election or method of accounting with respect to Taxes affecting or relating to the Company or any of its Subsidiaries or enter into, or permit to be entered into, any closing or other agreement or settlement with respect to Taxes affecting or relating to the Company or any of its Subsidiaries; or

(l) enter into any agreement, or otherwise become obligated, to do any action prohibited hereunder.

4.2 Unaudited Financials. The Company shall deliver to Acquiror copies of unaudited monthly balance sheets of the Company and unaudited statements of income and cash flows for the month then ended (the “Monthly Statements”), in each case as prepared in a manner consistent with past practice for preparing month-end financial statements. The Monthly Statements shall be delivered not later than the 30th day of the month following the month for which the applicable Monthly Statement is prepared. Promptly following delivery of the Company’s biweekly “dash board” of financial and operating metrics to its Board of Directors prepared on a basis consistent with past practice, the Company shall deliver a copy of such “dash board” to Acquiror.

4.3 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or its Subsidiaries by third-parties that may be in the Company’s or its Subsidiaries’ possession from time to time, the Company shall, and shall cause its Subsidiaries to, afford to Acquiror and its accountants, counsel and other representatives reasonable access, during normal business hours, in such a manner as not to interfere unreasonably with the operations of the Company and its Subsidiaries, to all of their respective properties, books, contracts, commitments, tax returns, records and senior management of the Company and its Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries as they may reasonably request. The Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to obtain the cooperation of their respective third party advisors including insurance brokers for any reasonable business purpose related to the transactions contemplated hereby or the integration of the Company with Acquiror’s business following the Closing. Notwithstanding the foregoing, in no event shall the Acquiror be permitted to conduct any Phase I, Phase II or other similar environmental assessment on any Leased Real Property.

4.4 HSR Act. In connection with the transactions contemplated by this Agreement, the Company shall (and, to the extent required, shall cause its Affiliates to) comply promptly with the notification and reporting requirements of the HSR Act and use its commercially reasonable efforts to obtain early termination of the waiting period under the HSR Act. The Company shall substantially comply with all reasonable requests for information, including requests for production of documents and production of witnesses for interviews or depositions, by any Antitrust Authority.

4.5 Maintenance of Assets. The Company shall use its commercially reasonable efforts, and shall cause each of the Subsidiaries to its commercially reasonable efforts, to (i) maintain its properties and assets in customary repair, order and condition; (ii) preserve intact the goodwill and ongoing relationships with its suppliers, vendors, landlords, clients and others in its business relations with them; (iii) comply with all Laws applicable to the conduct of its business and in connection with the execution, delivery and performance of this Agreement and consummation of the transactions contemplated by this Agreement; (iv) obtain and maintain all material franchises, governmental approvals, licenses and permits which are necessary for it to own its property or conduct its business as conducted on the date of this Agreement; (v) maintain insurance coverage consistent with past practice; (vi) maintain all Intellectual Property material to the conduct of its business, consistent with the Company’s past practices including, without limitation, making all filings set forth on Schedule 4.5 that are required to be filed prior to the Closing Date; and (vii) with respect to the Company’s material Intellectual Property record, or cause the recording of, a release of each unreleased security interest where the obligations to which the security interest relates have been satisfied.

4.6 No Solicitations. From the date hereof through the Closing, the Company shall not, and shall not authorize or permit its Affiliates, officers, directors, employees, representatives and agents to, directly or indirectly, take any action to encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, or take any action to facilitate any inquiries or the making of any proposals by, any Person or group of Persons (other than Acquiror, Merger Sub or any of their respective Affiliates) concerning any merger, consolidation, share exchange, sale of assets, sale of shares of capital stock or similar transactions involving the Company or any of its Subsidiaries.

4.7 Notice of Actions. Until consummation of the transactions contemplated by this Agreement or the termination of this Agreement, whichever is earlier, the Company shall promptly notify Acquiror in writing of: (i) any material fact, change, condition, circumstance or occurrence or non-occurrence of any event of which it is aware that will or is reasonably likely to result in any of its representations or warranties contained in this Agreement to be untrue or inaccurate in any material respect as of the date of this Agreement or as of the Closing Date or any of its covenants or agreements contained in this Agreement not to be materially complied with or satisfied in each case such that the satisfaction of the conditions to Closing in Article VIII is impossible or unlikely; (ii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement (to the extent such disclosure is permitted by Law); and (iii) any Actions commenced or, to its knowledge, threatened in writing against, relating to or involving the transactions contemplated by this Agreement.

4.8 Information Statement. Promptly, but in no event later than fifteen (15) Business Days after the date hereof, the Company shall prepare and distribute to the holders of Company Common Stock who have not executed and delivered the Stockholder Written Consent an information statement, which shall include all notices required under Delaware law, including, without limitation, the notice required pursuant to Section 228 of the DGCL (together with any amendments thereof or supplements thereto, the “Information Statement”) and any other information required to be provided to the holders of Company Common Stock in accordance with Delaware law relating to the adoption of this Agreement and the approval of the Merger by such holders. Acquiror shall be provided with a reasonable opportunity to review and comment on the Information Statement. Acquiror shall cooperate with the Company in the preparation of the Information Statement and promptly provide all information regarding Acquiror reasonably requested by the Company for inclusion in the Information Statement. Other than with respect to such information provided by Acquiror, the Company shall be solely responsible for the preparation, form and substance of the Information Statement.

4.9 Payoff Letters. The Company and its Subsidiaries shall use commercially reasonable efforts to obtain and deliver to Acquiror, as applicable, customary “payoff letters” with respect to the Company’s Funded Debt as of the Closing Date which state that upon the payment of a sum certain amount at the Closing Date any Liens securing the repayment of such Funded Debt shall be released.

4.10 Third Party Consents. The Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to obtain all material consents and approvals of third parties that the Company, or its Subsidiaries is required to obtain pursuant to the terms of any Material Contract to which it is a party. Notwithstanding the foregoing, (i) in no event shall the Company or any of its Subsidiaries be obligated to bear any material expense or pay any material fee or grant any material concession in connection with obtaining any such consents or approvals and (ii) it shall not be a condition to Closing that any such consent or approval be obtained.

4.11 Employee Plans.

(a) The Company will provide to Acquiror prior to Closing a list of each actuary, attorney and accountant providing professional services with respect to each Employee Plan, the fiduciaries of each Employee Plan and will, at the request of Acquiror, identify the location of all other records as well as the name of the individual responsible for such records with respect to each Employee Plan.

(b) At the request of Acquiror, upon reasonable prior notice, the Company shall take such action as may be necessary to cause the Company’s 401k Plan to be terminated effective immediately prior to the Effective Time, provided, however, that (i) any out-of-pocket costs and expenses incurred by the Company in connection with such termination shall be borne by Acquiror and (ii) no accrual shall be included on the Closing Balance Sheet with respect to any accelerated vesting of any plan participant’s benefits thereunder as a result of such termination.

ARTICLE V.

COVENANTS OF ACQUIROR

5.1 HSR Act.

(a) In connection with the transactions contemplated by this Agreement, Acquiror shall (and, to the extent required, shall cause its Affiliates to) comply promptly with the notification and reporting requirements of the HSR Act and use its commercially reasonable efforts to obtain early termination of the waiting period under the HSR Act. Acquiror shall substantially comply with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions, by any Antitrust Authority.

(b) Acquiror shall exercise commercially reasonable efforts to prevent the entry in any Action brought by an Antitrust Authority or any other Person of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement.

(c) Acquiror shall cooperate in good faith with the Antitrust Authorities and undertake promptly any and all action required to complete lawfully the transactions contemplated by this Agreement, including proffering and consenting to a Governmental Order providing for the sale or other disposition, or the holding separate, of particular assets, categories of assets or lines of business, of either assets or lines of business of the Company, or any other assets or lines of business of Acquiror so long as such actions do not, individually or in the aggregate (i) require the Acquiror to dispose of any assets, categories of assets or lines of business that generated $25 million of per diem staffing revenues during the 2006 calendar year, (ii) require the Acquiror to dispose of any assets, categories of assets or lines of business that generated revenues in excess of 15% of the consolidated revenues of the Company and its Subsidiaries during the 2006 calendar year, or (iii) would otherwise result in a material adverse effect on the Acquiror, the Company and their Subsidiaries taken as a whole. The entry by any Governmental Authority in any Action of such a Governmental Order shall not be deemed a failure to satisfy the conditions specified in Sections 8.1(a), 8.1(b), 8.1(c) or 8.2(a).

(d) Acquiror shall be solely responsible for and pay all filing fees payable to the Antitrust Authorities in connection with the transactions contemplated by this Agreement.

5.2 Indemnification and Insurance.

(a) From and after the Effective Time of the Merger, Acquiror agrees that it will cause the Surviving Corporation to continue to indemnify and hold harmless each present and former director and officer of the Company or its Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time of the Merger, whether asserted or claimed prior to, at or after the Effective Time of the Merger, to the fullest extent that the Company or its Subsidiaries, as the case may be, would have been permitted under applicable law and its charter or by-laws or other organizational documents in effect on the date hereof to indemnify such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable law); provided the person to whom such expenses are advanced provides an undertaking to the Surviving Corporation to repay such advances if it is ultimately determined that such person is not entitled to indemnification; provided, further, that any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standards set forth under applicable law and the charter and by-laws or other organizational documents of the Company or its Subsidiaries shall be made by independent counsel mutually acceptable to the Holder Representative and the Surviving Corporation.

(b) At the Closing, Acquiror shall cause the Surviving Corporation (at Acquiror’s sole cost and expense, not to exceed $250,000) to use commercially reasonable efforts to purchase a “tail policy” with respect to the Company’s and its Subsidiaries’ directors’ and officers’ liability insurance, employment practices liability insurance and fiduciary insurance policies currently in effect (true, correct and complete copies of which have been heretofore delivered to Acquiror) covering those Persons who are currently covered by such policies extending the coverage under such policies with respect to the period prior to the Effective Time of the Merger for a period of six (6) years thereafter on terms not less favorable than the terms of such current insurance coverage; provided, however, that if the aggregate premium for such insurance shall exceed $250,000, Acquiror shall permit the Holder Representative to pay such excess amount as a Holder Allocable Expense.

ARTICLE VI.

JOINT COVENANTS

6.1 Confidentiality. From and after the date hereof until the Closing Date, each party hereto agrees to treat all information provided by any other party pursuant to this Agreement in accordance with the Confidentiality Agreement, which shall remain in full force and effect, and the terms and conditions thereof are incorporated by reference herein. In the event that the Agreement is terminated prior to the Effective Time of the Merger, the Confidentiality Agreement shall remain in full force and effect in accordance with the terms thereof.

6.2 Support of Transaction. Acquiror and the Company shall each (and shall each cause their respective Affiliates to) (i) use commercially reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the transactions contemplated hereby, (ii) use commercially reasonable efforts to obtain all material consents and approvals of third parties that any of Acquiror, the Company, or their respective Affiliates are required to obtain in order to consummate the Merger, (iii) take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of ARTICLE VIII or otherwise to comply with this Agreement, and (iv) provide the other parties, and such other parties’ employees, officers, accountants, lawyers, financial advisors and other representatives with reasonable access, during normal business hours in such a manner as not to interfere unreasonably with its operations, to its personnel, properties, business and records for any reasonable purposes. Notwithstanding the foregoing, in no event shall the Company or any of its Subsidiaries be obligated to bear any material expense or pay any material fee or grant any material concession in connection with obtaining any consents, authorizations, or approvals required in order to consummate the Merger pursuant to the terms of any Contract to which the Company or any of its Subsidiaries is a party.

ARTICLE

VII. CLOSING

7.1 Filing of Certificate of Merger. On the Closing Date Acquiror, Merger Sub and the Company shall direct their officers forthwith to file and record all relevant documents including, without limitation, the Certificate of Merger, with the appropriate government officials to effectuate the Merger.

7.2 Closing. The Closing shall take place at the offices of Latham & Watkins LLP, 555 11th Street, NW, Washington, D.C. 20004, at 10:00 a.m. on the date which is three (3) Business Days after the date on which all conditions set forth in Article VIII (other than such conditions that by their terms are to be satisfied or performed at the Closing) shall have been satisfied or waived, or such other time and place as Acquiror and the Company may mutually agree. The term “Closing,” when used in this Agreement, means consummation of the transactions contemplated hereby and the “Closing Date” means the date on which the Closing actually occurs.

ARTICLE VIII.

CONDITIONS TO OBLIGATIONS

8.1 Conditions to Obligations of Acquiror, Merger Sub and the Company. The obligations of Acquiror, Merger Sub and the Company to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by such parties:

(a) All waiting periods under the HSR Act applicable to the Merger shall have expired or been terminated.

(b) All other permits, approvals, clearances, filings and consents of Governmental Authorities required to be procured by Acquiror, Merger Sub and the Company in connection with the Merger and the transactions contemplated by this Agreement shall have been procured, except for any such permit, approval, clearance or consent the failure of which to procure would not have a Material Adverse Effect, it being understood, however, that any other consents, authorizations, or approvals required pursuant to the terms of any Contract with any Governmental Authority to which the Company or any of its Subsidiaries is a party, need not be obtained prior to the Closing.

(c) There shall not be in force any order or decree, statute, rule or regulation by any Governmental Authority restraining, enjoining or prohibiting the consummation of the Merger.

8.2 Conditions to Obligations of Acquiror and Merger Sub. The obligations of Acquiror and Merger Sub to consummate, or cause to be consummated, the transactions contemplated by this Agreement are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror and Merger Sub:

(a) Each of the representations and warranties of the Company contained in this Agreement without taking into account any materiality or Material Adverse Effect qualifiers therein shall be true and correct in all respects both on the date hereof and as of the Closing (or, in the case of any such representations and warranties that expressly relate to an earlier date, at and as of such date), in each case as if made anew at and as of that time, except as would not have a Material Adverse Effect, and each of the covenants and agreements of the Company to be performed as of or prior to the Closing shall have been performed in all material respects.

(b) The stockholders of the Company shall have taken all necessary action to authorize, approve and adopt this Agreement and the transactions contemplated hereby in accordance with the DGCL.

(c) The Company shall have delivered to Acquiror a certificate signed by an officer of the Company, dated the Closing, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 8.1 (as they relate to the Company) and in subsection 8.2(a) have been fulfilled.

(d) Acquiror shall have received evidence reasonably satisfactory to it that the obligations of the Company and the Subsidiaries with respect to contracts with TC Group or its Affiliates described in Schedule 8.2(d) have been terminated without liability to the Company or its Subsidiaries following the Effective Time.

(e) Since the date of this Agreement, there shall not have been any Material Adverse Effect.

(f) The Holder Representative shall have executed and delivered to Acquiror the Adjustment Escrow Agreement.

(g) The Holder Representative shall have executed and delivered to Acquiror the Indemnification Escrow Agreement.

8.3 Conditions to the Obligations of the Company. The obligation of the Company to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a) Each of the representations and warranties of Acquiror and Merger Sub contained in this Agreement shall be true and correct in all material respects both on the date hereof and as of the Closing (or, in the case of any representations and warranties that expressly relate to an earlier date, at and as of such date), as if made anew at and as of that time, except as would not have a material adverse effect on the ability of Acquiror to consummate the transactions contemplated hereby, and each of the covenants and agreements of Acquiror to be performed as of or prior to the Closing shall have been performed in all material respects, except in each case for changes after the date hereof which are contemplated or expressly permitted by this Agreement.

(b) Acquiror shall have delivered to the Company a certificate signed by an officer of Acquiror, dated the Closing, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 8.1 (as they relate to Acquiror and Merger Sub) and subsection 8.3(a) have been fulfilled.

(c) Acquiror shall have executed and delivered to the Holder Representative the Adjustment Escrow Agreement.

(d) Acquiror shall have executed and delivered to the Holder Representative the Indemnification Escrow Agreement.

ARTICLE IX.

CONSUMMATION OF CLOSING

9.1 Company Closing Deliveries. At the Closing, and simultaneously with the deliveries of Acquiror specified in Section 9.2, the Company shall deliver or cause to be delivered to Acquiror the following:

(a) The certificate specified in Section 8.2(c).

(b) Copies of all resolutions of the Board of Directors and the stockholders of the Company authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, together with a certificate duly executed by the Secretary of the Company stating that such copies are true, complete and correct, and that the resolutions have not been amended since adoption and remain in full force and effect.

(c) Duly executed resignations in writing (effective as of the Closing Date) from the corporate officers and directors of the Company and its Subsidiaries whose resignations shall have been requested by Acquiror at least two (2) Business Days prior to Closing.

(d) The Adjustment Escrow Agreement and Indemnification Escrow Agreement duly executed by the Holder Representative.

All instruments delivered by the Company and its Subsidiaries at Closing shall be in form and substance and shall be executed and delivered in a manner reasonably satisfactory to Acquiror and its counsel.

9.2 Acquiror Closing Deliveries. At the Closing, and simultaneously with the deliveries of the Company specified in Section 9.1, Acquiror shall deliver or cause to be delivered to the Company the following:

(a) The certificate specified in Section 8.3(b).

(b) Copies of all resolutions of the Board of Directors of Merger Sub authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, together with a certificate duly executed by the Secretary of Merger Sub stating that such copies are true, complete and correct, and that the resolutions have not been amended since adoption and remain in full force and effect.

(c) The Adjustment Escrow Agreement and Indemnification Escrow Agreement duly executed by Acquiror.

All instruments delivered by the Acquiror and Merger Sub at Closing shall be in form and substance and shall be executed and delivered in a manner reasonably satisfactory to the Holder Representative and its counsel.

ARTICLE X.

TERMINATION/EFFECTIVENESS

10.1 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a) By mutual written consent of the parties authorized by their respective Boards of Directors, at any time prior to the Closing.

(b) Prior to the Closing, by written notice to the Company from Acquiror, authorized by the Board of Directors of Acquiror, if (i) there is any material breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if a representation or warranty of the Company shall be untrue in any material respect, in either case, such that the condition specified in Section 8.2(a) hereof would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its commercially reasonable efforts, then, for a period of up to thirty (30) days, but only as long as the Company continues to use its commercially reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, (ii) the Closing has not occurred on or before July 15, 2007 other than as a result of a breach of a representation, warranty, covenant or agreement of Acquiror or Merger Sub, (iii) any governmental or regulatory consent or approval required for consummation of the transactions contemplated hereby is denied by or in a final order or other final action issued or taken by the appropriate Governmental Authority or (iv) consummation of any of the transactions contemplated hereby is enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable order or judgment of a court of competent jurisdiction.

(c) Prior to the Closing, by written notice to Acquiror from the Company, authorized by its Board of Directors, if (i) there is any material breach of any representation, warranty, covenant or agreement on the part of Acquiror or Merger Sub set forth in this Agreement, or if a representation or warranty of Acquiror or Merger Sub shall be untrue in any material respect, in either case, such that the condition specified in Section 8.3(a) hereof would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if such Terminating Acquiror Breach is curable by Acquiror through the exercise of its commercially reasonable efforts, then, for a period of up to thirty (30) days, but only as long as Acquiror continues to exercise such commercially reasonable efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period, (ii) the Closing has not occurred on or before July 15, 2007 other than as a result of a breach of a representation, warranty, covenant or agreement of the Company, (iii) any governmental or regulatory consent or approval required for consummation of the transactions contemplated hereby is denied by or in a final order or other final action issued or taken by the appropriate Governmental Authority or (iv) consummation of any of the transactions contemplated hereby is enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable order or judgment of a court of competent jurisdiction.

10.2 Effect of Termination. In the event of termination and abandonment of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or stockholders, other than liability of the Company, Acquiror or Merger Sub, as the case may be, for any intentional and willful breach of this Agreement occurring prior to such termination; provided, however, the parties agree that in the event that all of the conditions to Closing set forth in Sections 8.1 and 8.2 have been satisfied and Acquiror or Merger Sub fails to consummate the transactions contemplated hereby on the Closing Date, such failure shall be deemed an intentional and willful breach of this Agreement. The provisions of Sections 6.1, 14.5 and 14.6 hereof shall survive any termination of this Agreement.

ARTICLE XI.

INDEMNIFICATION

11.1 Survival. Each of the representations, warranties and covenants set forth in this Agreement or made pursuant to this Agreement shall survive the Closing (regardless of any investigation or audit made by any party hereto) for a period of eighteen (18) months following the Closing Date (the “Survival Period”), at which time such representations and warranties shall terminate. Notwithstanding anything in this Agreement to the contrary, the indemnification provisions of this ARTICLE XI shall expire upon termination of the Survival Period, and any claims for indemnification which are not asserted prior to such date shall be forfeited; provided, however, that such indemnification obligations with respect to any Acquiror Losses or Stockholder Losses as to which notice of claim has been given prior to the expiration of the Survival Period shall survive until payment or final resolution of such claim.

11.2 Indemnification by the Escrow Participants.

(a) Subject to Section 11.1, from and after the Closing until the termination of the Survival Period, the Indemnification Escrow Participants, severally but not jointly, agree to (pro rata in accordance with their respective Indemnification Escrow Percentages), solely from the Indemnification Escrow Amount, indemnify and fully defend, save and hold MSN, each direct or indirect Subsidiary of MSN and their respective directors, officers, agents and employees (the “Acquiror Indemnitees”) harmless if any Acquiror Indemnitee shall at any time or from time to time suffer any damage, liability, loss, cost, expense (including all reasonable attorneys’ fees and expenses), deficiency, interest, penalty, impositions, assessments or fines (collectively, “Acquiror Losses”) arising out of or resulting from, or shall pay or become obligated to pay any sum on account of (i) any breach of any representation or warranty of the Company contained in this Agreement or in any certificate delivered to Acquiror by the Company at the Closing, and (ii) any breach of any covenant to be performed by the Company prior to the Closing pursuant to this Agreement. For purposes of (A) determining the existence of any breach of a representation, warranty or covenant or (B) calculating the amount of any Acquiror Losses incurred in connection with any breach of a representation, warranty or covenant, any and all references to materiality and Material Adverse Effect shall be disregarded .

(b) (i) Notwithstanding any other provision of this Agreement, the Acquiror Indemnitees shall have no right to any payment under Section 11.2(a) unless the aggregate amount to which all Acquiror Indemnitees are entitled by reason of all such claims under Section 11.2(a) exceeds $250,000 deductible (the “Basket Amount”), it being understood that the Acquiror Indemnitees shall only be entitled to indemnification for Acquiror Losses in excess of the Basket Amount; provided, however, the Basket Amount shall not be applicable with respect to any claim for Acquiror Losses arising out of or resulting from any untruth or inaccuracy in the representations and warranties set forth in Sections 2.1, 2.2, 2.3, 2.4, 2.6, 2.7, 2.13, 2.14, 2.15 and 2.22 and the Acquiror Indemnitees shall be entitled to payment of the aggregate amount of all such claims from the first dollar of Acquiror Losses.

(ii) The aggregate amount that the Acquiror Indemnitees shall be entitled to under this ARTICLE XI shall not exceed $4,600,000 (the “Cap”); provided, however, the Cap shall not be applicable in the case of fraud by the Company.

(iii) In no event shall “Acquiror Losses” include any consequential or punitive damages and in no event shall “Acquiror Losses” be calculated based upon any multiple of lost earnings or other similar methodology used to value the equity of the Company based on the financial performance or results of operations of the Company and its Subsidiaries, except in each case to the extent such damages are awarded to any Person other than Acquiror or its Affiliates as a result of any final, nonappealable Governmental Order.

(iv) In no event shall “Acquiror Losses” include any damages relating to Taxes resulting from a reduction in any net operating loss, capital loss, tax credit carryover or other Tax asset generated by the Company or its Subsidiaries in any pre-Closing Tax period; provided, however, Acquiror Losses shall include the amount for which a cash payment is required to the extent such cash payment is required because any Tax asset has been exhausted or cannot be used to satisfy such obligation.

(v) The amount of “Acquiror Losses” for which any indemnified party is entitled to indemnification hereunder shall be reduced by (a) any portion of such Acquiror Losses for which such indemnified party, the Surviving Corporation or its Subsidiaries actually recovers against an insurance policy or against any third party other than pursuant to this Agreement, (b) the amount of any reserves or other accruals on the balance sheet included in the Company Financial Statements with respect to such Acquiror Losses, and (c) the amount of any current reserves on the Closing Balance Sheet (including any contra account that reduces the value of any current asset) or other current accruals on the Closing Balance Sheet with respect to such Losses to the extent that such reserve or other accrual reduced the amount of the Closing Date Net Working Capital and the Adjustment Amount.

11.3 Indemnification by Acquiror.

(a) Subject to Section 11.1, from and after the Closing until the termination of the Survival Period, Acquiror agrees to indemnify and fully defend, save and hold each holder of Common Stock, In-the-Money Options or Warrants and their respective directors, officers, agents and employees (the “Stockholder Indemnitees”) harmless if any Stockholder Indemnitee shall at any time or from time to time suffer any damage, liability, loss, cost, expense (including all reasonable attorneys’ fees and expenses), deficiency, interest, penalty, impositions, assessments or fines (collectively, “Stockholder Losses”) arising out of or resulting from, or shall pay or become obligated to pay any sum on account of (i) any breach of any representation or warranty of the Acquiror or Merger Sub contained in this Agreement or in any certificate delivered to the Company by Acquiror or Merger Sub at the Closing, and (ii) any breach of any covenant to be performed by Acquiror or Merger Sub prior to the Closing pursuant to this Agreement.

(b) (i) Notwithstanding any other provision of this Agreement, the Stockholder Indemnitees shall have no right to any payment under Section 11.3(a) unless the aggregate amount to which all Stockholder Indemnitees are entitled by reason of all such claims under Section 11.3(a) exceeds the Basket Amount, it being understood that once the Basket Amount is exceeded, the aggregate amount of all such claims shall be payable from the first dollar of Stockholder Losses; provided, however, the Basket Amount shall not be applicable with respect to any claim for Stockholder Losses arising out of or resulting from any untruth or inaccuracy in the representations and warranties set forth in Sections 3.1 and 3.2, and the Stockholder Indemnitees shall be entitled to payment of the aggregate amount of all such claims from the first dollar of Stockholder Losses.

(ii) The aggregate amount that the Stockholder Indemnitees shall be entitled to under this ARTICLE XI shall not exceed the Cap; provided, however, the Cap shall not be applicable in the case of fraud or intentional misrepresentation by Acquiror or Merger Sub.

(iii) In no event shall “Stockholder Losses” include any consequential or punitive damages and in no event shall “Stockholder Losses” be calculated based upon any multiple of lost earnings or other similar methodology, except in each case to the extent such damages are awarded to any Person other than Acquiror or its Affiliates as a result of any final, nonappealable Governmental Order.

(iv) The amount of “Stockholder Losses” for which any indemnified party is entitled to indemnification hereunder shall be reduced by any portion of such Stockholder Losses for which such indemnified party recovers against an insurance policy or against any third party other than pursuant to this Agreement.

11.4 Procedures for Indemnification.

(a) If an indemnified party asserts that it is entitled to indemnification under this ARTICLE XI or in the event that any suit, action, investigation, proceeding, complaint or litigation is commenced by a third party involving a claim for which an indemnifying party may be liable to an indemnified party hereunder (an “Asserted Liability”), the indemnified party shall promptly notify the indemnifying party in writing of such Asserted Liability (the “Claim Notice”); provided, however, that no delay on the part of an indemnified party in giving any such Claim Notice shall relieve the indemnifying party of any indemnification obligation hereunder except to the extent that the indemnifying party is materially prejudiced by such delay. The indemnifying party shall have thirty (30) days (or less if the nature of the Asserted Liability so requires) from receipt of the Claim Notice (the “Notice Period”) to notify the indemnified party whether or not the indemnifying party desires, at the indemnifying party’s sole cost and expense and by counsel of its choosing, which shall be reasonably satisfactory to the indemnified party, to defend against such Asserted Liability; provided that if, under applicable standards of professional conduct a conflict on any significant issue between any indemnifying party and any indemnified party exists in respect of such Asserted Liability, then the indemnifying party shall promptly reimburse the indemnified party for the reasonable fees and expenses of counsel to be retained in order to resolve such conflict upon presentation by the indemnified party of invoices or other documentation evidencing such amounts to be reimbursed. If the indemnifying party undertakes to defend against such Asserted Liability, (i) the indemnifying party shall use its commercially reasonable efforts to defend and protect the interests of the indemnified party with respect to such Asserted Liability, (ii) the indemnified party, prior to the period in which the indemnifying party assumes the defense of such matter, may take such reasonable actions as the indemnified party deems necessary to preserve any and all rights with respect to such matter without such actions being construed as a waiver of the indemnified party’s rights to defense and indemnification pursuant to this Agreement and (iii) without the consent of the indemnified party (such consent not to be unreasonably withheld), the indemnifying party shall not agree to any compromise or settlement which (A) does not contain a release of the indemnified party with respect to the subject matter of the compromise or settlement that is the same in all material respects as the release given to the indemnifying party, (B) requires the payment of monetary damages by the indemnified party, or (C) imposes any non-monetary liabilities or obligations on the indemnified party that affects in any material respect the operation of the business of the indemnified party. If the indemnifying party undertakes to defend against such Asserted Liability, the indemnified party shall, and shall cause its Affiliates to, cooperate with the indemnifying party and its counsel in the investigation, defense and settlement thereof. If the indemnified party desires to participate in any such defense it may do so at its sole cost and expense, except in circumstances in which counsel is retained to resolve a conflict under applicable rules of professional conduct in which case the indemnifying party shall be responsible for payment of the fees and expenses of counsel to the indemnified party. If the indemnifying party does not undertake to defend against an Asserted Liability within the Notice Period, then the indemnifying party shall have the right to participate in any such defense at its sole cost and expense, but, in such case, the indemnified party shall control the investigation and defense and may settle or take any other actions the indemnified party deems advisable and the indemnified party shall be entitled to recover the entire cost thereof including, without limitation, reasonable attorneys’ fees, disbursements and amounts paid as the result of the Asserted Liability; provided, however, that such claim shall not be compromised or settled without the written consent of the indemnifying party, which consent shall not be unreasonably withheld, conditioned or delayed. The indemnified party and the indemnifying party agree to make available to each other, their counsel and other representatives, all information and documents available to them which relate to a claim or demand and to render to each other such assistance and cooperation as may reasonably be required to ensure the proper and adequate defense of a claim or demand.

(b) No later than thirty (30) days after a final judgment or award shall have been rendered by a court, arbitration board or administrative agency of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the indemnified party and the indemnifying party shall have arrived at a mutually binding agreement with respect to a claim hereunder, the indemnifying party shall pay the amounts, if any, due and owing by the indemnifying party to the indemnified party by wire transfer of immediately available funds to an account designated in writing by the indemnified party.

(c) The parties hereto agree to treat any indemnity payments made hereunder as an adjustment to the Merger Consideration for federal, state, local and foreign income Tax purposes to the extent permitted by Law.

(d) The parties hereto agree if an amount with respect to which any indemnity claim is made under this ARTICLE XI gives rise to a Tax Benefit to the party making the claim, the indemnity payment shall be reduced by the amount of the Tax Benefit realized by such party.

11.5 Satisfaction of Indemnification Claims.

(a) Notwithstanding the provisions of ARTICLE I, on the Closing Date, $4,600,000.00 of the Merger Consideration (the “Indemnification Escrow Amount”) shall be paid by Acquiror to the Exchange Agent to be held in escrow pursuant to the terms of an Indemnification Escrow Agreement in the form of Annex C (the “Indemnification Escrow Agreement”). The Indemnification Escrow Amount shall be held and invested by the Exchange Agent as “Escrow Agent” in accordance with the terms of the Indemnification Escrow Agreement, and released in accordance with the terms of Section 1.5(d), Article XI, and the Indemnification Escrow Agreement.

(b) In the event that it is finally determined by a court of competent jurisdiction, or the Acquiror and the Holder Representative agree, that any Acquiror Indemnitee is entitled to indemnification under this ARTICLE XI with respect to any claim for indemnification hereunder, any Acquiror Losses with respect to such claim (subject to the other limitations contained herein) shall be satisfied solely by payment from the Indemnification Escrow Amount (and otherwise without recourse to the holders of Common Shares, Warrants or In-the-Money Options immediately prior to the Effective Time), in which event Acquiror and the Holder Representative shall give joint written instructions to the Escrow Agent to distribute to such Acquiror Indemnitee such amount payable from the Indemnification Escrow Amount.

(c) As promptly as practicable after the expiration of the Survival Period, the Acquiror and the Holder Representative shall give joint written instructions to the Escrow Agent to release to the Holder Representative for distribution to the

Indemnification Escrow Participants (pro rata, in accordance with their respective Indemnification Escrow Percentages) all or any remaining portion of the remaining amount of the Indemnification Escrow Amount less the aggregate of all Asserted Liabilities of the Acquiror Indemnitees which are properly asserted and pending on such date. Thereafter, promptly upon the resolution of any such pending Asserted Liabilities, the Acquiror and the Holder Representative shall give joint written instructions to the Escrow Agent and the Escrow Agent shall release to the Holder Representative for distribution to the Indemnification Escrow Participants (pro rata, in accordance with their respective Indemnification Escrow Percentages), any portion of the remaining Indemnification Escrow Amount retained in respect of such pending Asserted Liabilities for indemnification remaining after the resolution of such pending Asserted Liability.

(d) The Holder Representative and Acquiror shall promptly deliver joint written instructions required pursuant to the terms of the Indemnification Escrow Agreement with respect to the Indemnification Escrow Amount in order to make the distributions required by this Section 11.5 or in the event that any Acquiror Indemnitee is entitled to indemnification from the Indemnification Escrow Amount under this ARTICLE XI with respect to any Acquiror Losses.

11.6 Obligation to Mitigate. Following the Closing Date, each indemnified party agrees to, and Acquiror agrees to cause the Surviving Corporation and its Subsidiaries to, use commercially reasonable efforts to mitigate any Acquiror Losses or Stockholder Losses, as applicable, including, without limitation to seek recovery under any available insurance policy that would insure any claim with respect to such Acquiror Losses or Stockholder Losses. Subject to the limitations contained herein, all costs and expenses reasonably incurred in connection with such mitigation shall be Acquiror Losses or Stockholder Losses, as applicable, reimbursable as part of the relevant indemnification claim. In the event that any Acquiror Indemnitee receives indemnification from the Indemnification Escrow Amount with respect to any Acquiror Losses pursuant to this ARTICLE XI, and thereafter such Acquiror Indemnitee, the Company or its Subsidiaries receives payment with respect to such Acquiror Losses from any insurer or other third party, such Acquiror Indemnitee shall pay to the Holder Representative for distribution to the Indemnification Escrow Participants (pro rata, in accordance with their respective Indemnification Escrow Percentage) such amount received from such insurer or third party in respect of such Acquiror Losses for which the Acquiror received an indemnification offset or payment, as the case may be, hereunder (unless such payment with respect to such Acquiror Losses is received prior to the expiration of the Survival Period, in which case it shall be deposited into the Indemnification Escrow Amount). In the event that any Stockholder Indemnitee receives indemnification with respect to any Stockholder Losses pursuant to this ARTICLE XI, and thereafter such Stockholder Indemnitee receives payment with respect to such Stockholder Losses from any insurer or other third party, such Stockholder Indemnitee shall pay to the Acquiror such amount received from such insurer or third party in respect of such Stockholder Losses for which the Stockholder Indemnitee received payment hereunder.

11.7 Exclusive Remedy. Absent fraud or intentional misrepresentation, the remedies provided in this ARTICLE XI shall be the sole and exclusive remedies which the Acquiror shall have from and after the Effective Time of the Merger for any breach of the representations, warranties, terms, provisions, covenants, agreements and conditions in this Agreement, any certificate delivered at the Closing or otherwise in respect of the transactions contemplated hereby.

ARTICLE XII.

CERTAIN DEFINITIONS

As used herein, the following terms shall have the following meanings:

“Acquiror” has the meaning specified in the Preamble hereto.

“Acquiror Cure Period” has the meaning specified in Section 10.1(c).

“Acquiror Losses” has the meaning specified in Section 11.2.

“Action” means any claim, action, suit, audit, assessment, arbitration or inquiry, or any proceeding or investigation, by or before any Governmental Authority.

“Adjustment Amount” has the meaning specified in Section 1.5(c).

“Adjustment Escrow Agreement” has the meaning specified in Section 1.5(d).

“Adjustment Escrow Amount” has the meaning specified in Section 1.5(d).

“Adjustment Escrow Participant” means each holder of Class A Common Stock and/or Class D Common Stock, immediately prior to the Effective Time of the Merger.

“Adjustment Escrow Percentage” means with respect to each Adjustment Escrow Participant, an amount, expressed as a percentage equal to (i) the aggregate number of shares of Class A Common Stock and Class D Common Stock held by such Adjustment Escrow Participant immediately prior to the Effective Time of the Merger divided by the aggregate number of shares of Class A Common Stock and Class D Common Stock held by all Adjustment Escrow Participants immediately prior to the Effective Time of the Merger.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise, and any officer, director or stockholder of a party to this Agreement.

“Aggregate Option Exercise Price” has the meaning specified in Section 1.1(b).

“Agreement” has the meaning specified in the preamble hereto.

“Antitrust Authorities” means the Antitrust Division of the United Stated Department of Justice, the United States Federal Trade Commission or the antitrust or competition law authorities of any other jurisdiction (whether United States, foreign or multinational).

“Audited Financial Statements” has the meaning specified in Section 2.8.

“Auditor” has the meaning specified in Section 1.5(b).

“Benefit Arrangement” has the meaning specified in Section 2.13(a)(i).

“Business Day” means any day that is not a Saturday, Sunday or a day on which banks are required or permitted to be closed in the State of New York.

“Cash and Cash Equivalents” of any Person as of any date means the cash and cash equivalents required to be reflected as cash and cash equivalents on a consolidated balance sheet of such Person and its Subsidiaries as of such date prepared in accordance with GAAP.

“Certificates” has the meaning specified in Section 1.3(a).

“Certificate of Merger” has the meaning specified in the Section entitled “Plan of Merger.”

“Class A Common Stock” shall mean the Class A Common Stock, par value $0.01 per share, of the Company.

“Class B Common Stock” shall mean the Class B Common Stock, par value $0.01 per share, of the Company.

“Class C Common Stock” shall mean the Class C Common Stock, par value $0.01 per share, of the Company.

“Class D Common Stock” shall mean the Class D Common Stock, par value $0.01 per share, of the Company.

“Class E Common Stock” shall mean the Class E Common Stock, par value $0.01 per share, of the Company.

“Class F Common Stock” shall mean the Class F Common Stock, par value $0.01 per share, of the Company.

“Closing” has the meaning specified in Section 7.2.

“Closing Balance Sheet” has the meaning specified in Section 1.5.

“Closing Date” has the meaning specified in Section 7.2.

“Closing Date Cash and Cash Equivalents” has the meaning specified in Section 1.1(b).

“Closing Date Funded Debt” has the meaning specified in Section 1.1(b).

“Closing Date Net Working Capital” has the meaning specified in Section 1.5(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreements” means all collective bargaining agreements, union contracts and other similar labor agreements covering employees of the Company or any of its Subsidiaries (including all amendments, side letters and similar documents relating thereto).

“Common Share” has the meaning specified in Section 1.3(a).

“Company” has the meaning specified in the Preamble hereto.

“Company Common Stock” means any share of Class A Common Stock, Class B Common Stock, Class C Common Stock, Class D Common Stock, Class E Common Stock or Class F Common Stock of the Company.

“Company Cure Period” has the meaning specified in Section 10.1(b).

“Company Financial Statements” has the meaning specified in Section 2.8.

“Company Licenses” has the meaning specified in Section 2.18.

“Confidentiality Agreement” has the meaning specified in Section 14.10.

“Constituent Corporations” shall have the meaning specified in the Section entitled “Plan of Merger.”

“Contracts” means any legally binding contracts, agreements, subcontracts, leases, purchase orders, consensual obligations, promises and undertakings (whether written or oral and whether express or implied).

“DGCL” has the meaning specified in the Section entitled “Plan of Merger.”

“Debt Commitment Letter” has the meaning specified in Section 3.6.

“Determination Date” has the meaning specified in Section 1.5(b).

“Dissenting Common Shares” means the shares of Company Common Stock held by Dissenting Stockholders.

“Dissenting Stockholders” has the meaning specified in Section 1.3(a).

“Effective Time of the Merger” has the meaning specified in Section 1.2.

“Employee Options” has the meaning specified in Section 1.3(b).

“Employee Plans” has the meaning specified in Section 2.13(a)(ii).

“Environmental Laws” means all applicable foreign, U.S. federal, state or local laws, statutes, ordinances, rules, or regulations relating to pollution or protection of the environment, as in effect as of the date hereof (including, without limitation, (i) the Federal Clean Air Act, 42 U.S.C. §§ 7401 et seq.; (ii) the Comprehensive Environmental Response, Compensation, and

Liability Act, 42 U.S.C. §§ 9601 et seq.; (iii) the Federal Emergency Planning and Community Right-to-Know Act, 42 U.S.C. §§ 1101 et seq.; (iv) the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. §§ 136 et seq.; (v) the Federal Water Pollution Control Act, 33 U.S.C. §§ 1251 et seq.; (vi) the Solid Waste Disposal Act, 42 U.S.C. §§ 6901 et seq.; (vii) the Safe Water Drinking Act, 42 U.S.C. §§ 300f et seq.; (viii) the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq.; (ix) Laws relating in whole or part to emissions, discharges, releases, or threatened releases of any Hazardous Material; and (x) Laws relating in whole or part to the manufacture, processing, distribution, use, coverage, disposal, transportation, storage or handling of any Hazardous Material.

“ERISA” has the meaning specified in Section 2.13(a)(iii).

“Escrow Agent” has the meaning specified in Section 1.5(d).

“Estimated Adjustment Amount “ has the meaning specified in Section 1.4(b).

“Estimated Closing Date Cash and Cash Equivalents” has the meaning specified in Section 1.4(a).

“Estimated Closing Date Funded Debt” has the meaning specified in Section 1.4(a).

“Estimated Closing Date Net Working Capital” has the meaning specified in Section 1.4(a).

“Exchange Agent” has the meaning specified in Section 1.1(a)

“Founder Stock Purchase Agreement” means that certain Purchase Agreement, dated as of May 10, 2007, by and between Ralph J. Friedmann, III (both in his individual capacity and as custodian for Ralph Jordan Friedmann and George Karl Friedmann under the Arkansas Uniform Transfers to Minors Act), Myra F. Friedmann (both in her individual capacity and as a beneficiary of the Myra F. Friedmann and R.J. Friedmann, Jr. JTWROS) R.J. Friedmann, Jr. (both in his individual capacity and as a beneficiary of the Myra F. Friedmann and R.J. Friedmann, Jr. JTWROS), Karl David Friedmann, Curt Jerard Friedmann, Carlyle Partners III, L.P., CP III Coinvestment, L.P., Carlyle-Intelistaf Partners II, L.P., MSN, Acquiror and the Company.

“Funded Debt” of any Person as of any date means all obligations of such Person and its Subsidiaries for borrowed money (including any accrued and unpaid interest with respect thereto) required to be reflected as indebtedness on a consolidated balance sheet of such Person and its Subsidiaries as of such date prepared in accordance with GAAP plus penalties with respect to the repayment thereof (including, without limitation, prepayment penalties).

“Funding Amount” has the meaning specified in Section 1.1(a).

“GAAP” has the meaning specified in Section 1.5(a).

“Governmental Authority” means any Federal, state, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body.

“Governmental Order” means any order, writ, rule, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Material” means any hazardous, infectious or toxic substance, chemical, pollutant, contaminant, emission or waste which is or becomes regulated by any local, state, federal or foreign Governmental Authority. Hazardous Materials include, but are not limited to, anything which is: (i) defined as a “pollutant” pursuant to 33 U.S.C. § 1362(6); (ii) defined as a “hazardous waste” pursuant to 42 U.S.C. § 6921; (iii) defined as a “regulated substance” pursuant to 42 U.S.C. § 6991; (iv) defined as a “hazardous substance” pursuant to 42 U.S.C. § 9601(14); (v) defined as a “pollutant or contaminant” pursuant to 42 U.S.C. § 9601(33); (vi) defined as “hazardous material” pursuant to 49 U.S.C. § 5102; (vii) petroleum; (viii) asbestos; and (ix) polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Holder Acknowledgment” means an agreement or certificate signed by a holder of options and/or warrants to purchase Company Common Stock acknowledging cancellation of all options and/or warrants held by such holder.

“Holder Allocable Expenses” has the meaning specified in Section 1.6.

“Holder Representative” has the meaning specified in Section 13.1.

“Indemnification Escrow Agreement” has the meaning specified in Section 11.5(a).

“Indemnification Escrow Amount” has the meaning specified in Section 11.5(a).

“Indemnification Escrow Participant” means each holder of Class A Common Stock and/or Class D Common Stock, immediately prior to the Effective Time of the Merger.

“Indemnification Escrow Percentage” means with respect to each Indemnification Escrow Participant, an amount, expressed as a percentage equal to (i) the aggregate number of shares of Class A Common Stock and Class D Common Stock held by such Indemnification Escrow Participant immediately prior to the Effective Time of the Merger divided by the aggregate number of shares of Class A Common Stock and Class D Common Stock held by all Indemnification Escrow Participants immediately prior to the Effective Time of the Merger.

“Information Statement” has the meaning specified in Section 4.8.

“Intellectual Property” has the meaning specified in Section 2.21(a).

“Interest Rate” has the meaning specified in Section 1.5(d).

“Interim Financial Statements” has the meaning specified in Section 2.8.

“In-the-Money Options” has the meaning specified in Section 1.3(b).

“Laws” means all foreign, federal, state and local laws, statutes, rules, regulations, codes, ordinances, plans, orders, judicial decrees, writs, injunctions, notices, decisions or demand letters issued, entered or promulgated pursuant to any foreign, federal, state or local law.

“Leased Real Property” has the meaning specified in Section 2.20.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, security interest or other lien of any kind.

“Machinery and Equipment” has the meaning specified in Section 2.19.

“Majority Holders” has the meaning specified in Section 13.1.

“Material Adverse Effect” means any material adverse change in, or effect on, the assets, liabilities, business, operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, other than any change or effect arising out of or resulting from (i) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, (ii) factors generally affecting the industries or markets in which the Company and its Subsidiaries operate, (iii) actions contemplated by the parties in connection with this Agreement or the pendency or announcement of the Merger, including actions of competitors or any delays or cancellations of orders for services or losses of employees, or any action taken pursuant to or in accordance with this Agreement or at the request of Acquiror, (iv) changes in general legal, tax, regulatory, political or business conditions that, in each case, generally affect the geographic regions or industries in which the Company and its Subsidiaries conduct their respective businesses, (v) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement, (vi) changes in GAAP or the interpretation thereof, or (vii) any failure by the Company and its Subsidiaries to meet any projections, estimates, forecasts or milestones.

“Material Contracts” has the meaning specified in Section 2.12(a).

“Material Employment Agreement” has the meaning specified in Section 2.14(b).

“Merger” has the meaning specified in the Section entitled “Plan of Merger.”

“Merger Consideration” has the meaning specified in Section 1.1(b).

“Merger Sub” has the meaning specified in the preamble hereto.

“Monthly Statements” has the meaning specified in Section 4.2.

“Multiemployer Plan” has the meaning specified in Section 2.13(b)(iii).

“Net Working Capital” has the meaning specified in Section 1.5.

“Pension Plan” has the meaning specified in Section 2.13(a)(iv).

“Permitted Liens” means (i) mechanics, materialmen’s and similar Liens with respect to any amounts not yet due and payable or which are being contested in good faith through appropriate proceedings, (ii) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate proceedings, (iii) Liens securing rental payments under lease agreements, (iv) encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property, (v) Liens securing the payment of, or any other obligations of the Company or its Subsidiaries with respect to, Funded Debt, (vi) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money, and (vii) any Liens disclosed on Schedule 13.1.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Principal Stockholders” means Carlyle Partners III, L.P., CP III Coinvestment, L.P. and Carlyle-InteliStaf Partners II, L.P.

“Real Property Leases” has the meaning specified in Section 2.20.

“Related Agreements” means any letter of transmittal, the Voting Agreement or any other agreement executed in connection with the consummation of this Agreement.

“Securities Act” has the meaning specified in Section 3.9.

“Severance Payments” means the amounts due to the Chief Executive Officer and the Chief Financial Officer of the Company arising out of or relating to consummation of the transactions contemplated by this Agreement including, without limitation, any amounts required to be paid under the InteliStaf Holdings, Inc. Change of Control Bonus Plan dated as of August 25, 2006.

“Stockholder Indemnitees” has the meaning set forth in Section 11.3(a).

“Stockholder Losses” has the meaning set forth in Section 11.3(a).

“Subsidiary” means, with respect to any Person, a corporation or other entity of which 50% or more of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.

“Survival Period” has the meaning specified in Section 11.1.

“Surviving Corporation” has the meaning specified in the Section entitled “Plan of Merger.”

“Taxes” has the meaning specified in Section 2.15(a).

“Tax Benefit” means, with respect to any Acquiror Loss or Stockholder Loss for which indemnity is paid under Article XI, all items of deduction, loss or credit arising out of any such Acquiror Loss or Stockholder Loss, and in the case of any carryback of any such item, any interest received from any Tax authority as a result of the carryback of such item.

“Tax Returns” has the meaning specified in Section 2.15(a).

“TC Group” has the meaning specified in the Preamble hereto.

“Terminating Acquiror Breach” has the meaning specified in Section 10.1(b).

“Terminating Company Breach” has the meaning specified in Section 10.1(c).

“Voting Agreement” has the meaning specified in the Section entitled “Plan of Merger.”

“Warrants” has the meaning specified in Section 1.3(c).

“Welfare Plan” has the meaning specified in Section 2.13(a)(v).

ARTICLE XIII.

HOLDER REPRESENTATIVE

13.1 Designation and Replacement of Holder Representative. The parties have agreed that it is desirable to designate a representative to act on behalf of holders of the Common Shares, options and Warrants for certain limited purposes, as specified herein (the “Holder Representative”). The parties have designated TC Group as the initial Holder Representative, and approval of this Agreement by the holders of Common Shares, Warrants and options shall constitute ratification and approval of (i) such designation, (ii) the power and authority of the Holder Representative to make decisions contemplated by this Agreement to be made by the Holder Representative and (iii) the procedures for removal and replacement of the Holder Representative. The Holder Representative may resign at any time, and the Holder Representative may be removed by the affirmative vote of the holders of more than 66% of the shares of Company Common Stock that are outstanding at the Effective Time of the Merger (“Majority Holders”). In the event that a Holder Representative has resigned or been removed, a new Holder Representative shall be appointed by a vote of Majority Holders, such appointment to become effective upon the written acceptance thereof by the new Holder Representative.

13.2 Authority and Rights of Holder Representative; Limitations on Liability. The Holder Representative shall have such powers and authority as are necessary to carry out the functions assigned to it under this Agreement; provided, however, that the Holder Representative will have no obligation to act on behalf of the holders of Company Common Stock, options and Warrants, except as expressly provided herein. Without limiting the generality of the foregoing, the Holder Representative shall have full power, authority and discretion to (i) estimate and determine the amounts of Holder Allocable Expenses, and to pay such Holder Allocable Expenses in accordance with Section 1.6 hereof and (ii) execute and deliver the Adjustment Escrow Agreement and the Indemnification Escrow Agreement. The Holder Representative will have no liability to Acquiror, the Company or the holders of Common Shares, Warrants and options with respect to actions taken or omitted to be taken in its capacity as Holder Representative, except with respect to the Holder Representative’s gross negligence or willful misconduct. The Holder Representative will at all times be entitled to rely on any directions received from the Majority Holders; provided, however, that the Holder Representative shall not be required to follow any such direction, and shall be under no obligation to take any action in its capacity as Holder Representative, unless the Holder Representative is holding funds delivered to it under Section 1.6 of this Agreement and/or has been provided with other funds, security or indemnities which, in the sole determination of the Holder Representative, are sufficient to protect the Holder Representative against the costs, expenses and liabilities which may be incurred by the Holder Representative in responding to such direction or taking such action. The Holder Representative shall be entitled to engage such counsel, experts and other agents and consultants as it shall deem necessary in connection with exercising its powers and performing its function hereunder and (in the absence of bad faith on the part of the Holder Representative) shall be entitled to conclusively rely on the opinions and advice of such Persons. The Holder Representative shall be entitled to reimbursement, from funds paid to it under Section 1.6 of this Agreement and/or otherwise received by it in its capacity as Holder Representative pursuant to or in connection with this Agreement, for all reasonable expenses, disbursements and advances (including fees and disbursements of its counsel, experts and other agents and consultants) incurred by the Holder Representative in such capacity, and for indemnification against any loss, liability or expenses arising out of actions taken or omitted to be taken in its capacity as Holder Representative (except for those arising out of the Holder Representative’s gross negligence or willful misconduct), including the costs and expenses of investigation and defense of claims. In the event that the funds paid to the Holder Representative pursuant to Section 1.6 exceed the Holder Allocable Expenses, the Holder Representative shall be entitled to retain such excess amount as a fee for its services as Holder Representative hereunder.

ARTICLE XIV.

MISCELLANEOUS

14.1 Waiver. Any party to this Agreement may, at any time prior to the Closing waive any of the terms or conditions of this Agreement. No term or condition of this Agreement shall be deemed to have been waived, nor shall there be any estoppel against the enforcement of any provision of this Agreement, except by written instrument of the party charged with the waiver or estoppel. No written waiver shall be deemed a continuing waiver unless specifically stated therein, and each waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of the term or condition for the future or as to any act other than that specifically waived. The waiver by any party of any other party’s breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach, and the failure of any party to exercise any right or remedy shall not operate or be construed as a waiver or bar to the exercise of such right or remedy upon the occurrence of any subsequent breach. No delay on the part of a party in exercising a right, power or privilege hereunder shall operate as a waiver thereof. No waiver on the part of a party of a right, power or privilege, or a single or partial exercise of a right, power or privilege, shall preclude further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of this Agreement are cumulative and are not exclusive of the rights or remedies that a party may otherwise have at law or in equity except as expressly limited hereby.

14.2 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given when (i) delivered in person, or (ii) five days after posting in the United States mail having been sent registered or certified mail return receipt requested, (iii) delivered by FedEx or other nationally recognized overnight delivery service, or (iv) transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document and promptly confirmed by delivery in person or post as aforesaid in each case, with postage prepaid, addressed as follows:

(a)	If to Acquiror or Merger Sub, to:

Medical Staffing Network, Inc.

901 Yamato Road, Suite 110

Boca Raton, FL 33431

Attention: President

Telephone: (561) 322-1300

Facsimile: (561) 322-1201

with copies to:

Akerman Senterfitt

222 Lakeview Avenue, 4th Floor

West Palm Beach, FL 33401

Attention: Kim A. Hines, Esq.

Telephone: (561) 671-3610

Facsimile: (561) 659-6313

(b)	If to the Company, to:

InteliStaf Holdings, Inc.

18W140 Butterfield Road, Suite 600

Oakbrook Terrace, IL 60181

Attention:	Mark Thomas
Telephone:	(630) 916-3919
Facsimile:	(630) 916-3901

with copies to:

Latham & Watkins LLP

555 11th Street, N.W.

Suite 1000

Washington, D.C. 20004

Attention:	David S. Dantzic
Telephone:	(202) 637-2200
Facsimile:	(202) 637-2201

(c)	If to the Holder Representative, to:

TC Group, L.L.C.

c/o The Carlyle Group

520 Madison Avenue

42nd Floor

New York, NY 10022

Attention:	Eric Edell
Telephone:	(212) 381-4927
Facsimile:	(212) 381-4990

with copies to Latham & Watkins LLP, at the address given above. or to such other address or addresses as the parties may from time to time designate in writing.

14.3 Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns; provided, however, that nothing herein shall prevent Acquiror from granting a Lien (for collateral security purposes only) on this Agreement to its lenders providing financing pursuant to the Debt Commitment Letter.

14.4 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing, in the event the Closing occurs, the officers and directors of the Company and its Subsidiaries shall be intended third-party beneficiaries of, and shall be entitled to the protections of, Section 5.2 hereof. Other than claims for fraud, no party to this Agreement may assert any claim against any officer, director, stockholder, partner or member of any party to this Agreement under this Agreement or in connection with the transactions contemplated hereby unless such Person is also a party to this Agreement.

14.5 Expenses. Each party hereto, other than the Holder Representative (whose expenses shall be paid out of funds paid to the Holder Representative under Section 1.6 in the event the transactions contemplated hereby are consummated), shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated whether or not such transactions shall be consummated, including, without limitation, all fees of its legal counsel, financial advisors and accountants; provided, however, that the fees and expenses of the Auditor, if any, shall be paid one-half by Acquiror and one-half by the Holder Representative out of funds paid to the Holder Representative under Section 1.6; provided, further, that Acquiror shall pay all stamp tax or other transfer tax payable as a result of the Merger or the consummation of the transactions contemplated hereby. In the event the transactions contemplated hereby are not consummated, each party hereto shall pay its own costs and expenses including, without limitation, all fees of its legal counsel, financial advisors and accountants, provided that, in the event that the transactions contemplated hereby are not consummated, the Company shall reimburse the Holder Representative for all costs and expenses incurred by the Holder Representative in connection with the transactions contemplated hereby; provided, further, that except for fees and expenses arising out of or related to credit facilities and financing arrangements of the Company or its Subsidiaries existing on or prior to the Closing Date (including, without limitation, early termination fees), Acquiror shall reimburse the Company and its Subsidiaries all fees and expenses incurred by the Company or its Subsidiaries in connection with any financing arrangements undertaken by Acquiror in connection with the transactions contemplated by this Agreement.

14.6 Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of New York without regard to conflict of law principles, except as to any matters relating to the corporate governance or the capital stock of the Company, which shall be governed by the laws of the State of Delaware.

14.7 Captions; Signatures; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

14.8 Schedules and Annexes. The Schedules and Annexes are a part of this Agreement as if fully set forth herein, provided that the Related Agreements are each self-contained agreements. All references herein to articles, sections, paragraphs, Schedules and Annexes shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other relevant sections or schedules if it is reasonably apparent on the face of such Schedule that such information would qualify the relevant section or schedule in question.

14.9 Construction; Severability. Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.

(a) References to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(b) References to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(c) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(d) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(e) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(f) As used herein, the phrase “to the knowledge” of the Company or language of similar import shall mean the knowledge of Michael Wilstead, Mark Thomas and Mary Carr.

(g) If any one or more or more of the provisions of this Agreement is held invalid, illegal or unenforceable, the remaining provisions of this Agreement shall be unimpaired, and the invalid, illegal or unenforceable provision shall be replaced by a mutually acceptable valid, legal and enforceable provision that comes closest to the intent of the parties.

14.10 Entire Agreement; Binding Effect. This Agreement (together with the Schedules and Annexes to this Agreement) and that certain Confidentiality Agreement dated as of February 13, 2007 between Acquiror and the Company (the “Confidentiality Agreement”) constitute the entire agreement among the parties and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties except as expressly set forth in this Agreement and the Confidentiality Agreement. This Agreement shall inure to the benefit of, and shall be binding upon, the parties and their respective heirs, legal representatives, administrators, successors and assigns.

14.11 Amendments. This Agreement may be amended, superseded, canceled, renewed or extended, in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement.

14.12 Publicity. All press releases or other public communications of any nature whatsoever relating to the transactions contemplated by this Agreement, and the method of the release for publication thereof, shall be subject to the prior mutual approval of Acquiror and the Company which approval shall not be unreasonably withheld by any party; provided, however, that, nothing herein shall prevent any party from publishing such press releases or other public communications as such party may consider necessary in order to satisfy such party’s legal or contractual obligations after such consultation with the other parties hereto as is reasonable under the circumstances.

14.13 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the City of New York or in a state court located in the City of New York, this being in addition to any other remedy to which they are entitled at law or in equity.

14.14 Consent to Jurisdiction; Waiver of Jury Trial. In addition, each of the parties hereto: (a) consents to submit such party to the personal jurisdiction of the applicable federal and state courts described in Section 14.13 in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby; (b) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (c) agrees that such party will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than a court of the United States located in the City of New York or a state court located in the City of New York; and (d) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby.

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IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

MEDICAL STAFFING NETWORK HOLDINGS, INC.
(solely for the purposes of Section 3.10 of this Agreement)

By:	/s/ Robert Adamson
Name:	Robert Adamson
Title:	Chief Executive Officer

MEDICAL STAFFING NETWORK, INC.

By:	/s/ Robert Adamson
Name:	Robert Adamson
Title:	Chief Executive Officer

GREENHOUSE ACQUISITION SUB, INC.

By:	/s/ Robert Adamson
Name:	Robert Adamson
Title:	Chief Executive Officer

INTELISTAF HOLDINGS, INC.

By:	/s/ Michael Wilstead
Name:	Michael Wilstead
Title:	Chief Executive Officer

TC GROUP, L.L.C.

By:	/s/ Karen Bechtel
Name:	Karen Bechtel
Title:	Managing Director